FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

October 23, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on October 24, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Company announced that it has, through its wholly-owned subsidiary Lost Creek ISR, LLC, closed the previously-announced US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond (the “State Bond Loan”).

The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments which do not commence until January 1, 2015. The loan matures in October 2021. The State Bond Loan is secured by the assets of the Lost Creek Project. Closing and other fees and expenses for the State Bond Loan totaled approximately 2.3% of the loan amount.

A copy of the Financing Agreement for the State Bond Loan is attached as Schedule B. A copy of the related Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement is attached as Schedule C.

5.	Full Description of Material Change

The Company announced that it has, through its wholly-owned subsidiary Lost Creek ISR, LLC, closed the previously-announced US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond (the “State Bond Loan”).

The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments which do not commence until January 1, 2015. The loan matures in October 2021. The State Bond Loan is secured by the assets of the Lost Creek Project. Closing and other fees and expenses for the State Bond Loan totaled approximately 2.3% of the loan amount.

A copy of the Financing Agreement for the State Bond Loan is attached as Schedule B. A copy of the related Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement is attached as Schedule C.

The closing of the State Bond Loan permitted the retirement of the Company’s debts with RMB Australia Holdings Ltd. (“RMBAH”). The two RMBAH loan facilities served as interim financing to complete construction at Lost Creek and begin production uninterrupted while the State Bond Loan was advanced to closing. The early repayment of the second loan facility triggered a rebate of half of the arrangement fee paid by the Company (US$450,000 credited) while half of the warrants issued in relation to that loan were also cancelled (1,550,400 warrants for common shares cancelled). A portion of the RMBAH first loan facility remains available to the Company to be redrawn for specified purposes.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

October 29, 2013

SCHEDULE A

Ur-Energy Closes US$34,000,000 State Bond Loan,

Retires Earlier Debts and Provides Lost Creek Update

Littleton, Colorado (PR Newswire – October 24, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce that the Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, has closed the previously announced US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond (the “State Bond Loan”).

The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments which do not commence until January 1, 2015. The loan matures in October 2021. The State Bond Loan is secured by the assets of the Lost Creek Project. Closing and other fees and expenses for the State Bond Loan totaled approximately 2.3% of the loan amount.

Ur-Energy President and CEO Wayne Heili said, “I am very pleased to announce the successful completion of this funding. It is a testament to the viability of the Lost Creek project that it can stand up to the State’s lengthy and rigorous due diligence process. Converting the Company’s debt instruments to the more favorable State Bond Loan provides a manageable debt service schedule that will serve the Company and its shareholders well. Ongoing operations at the Lost Creek Project will provide Ur-Energy with the opportunity to advance its Wyoming growth strategy.” Heili added, “I would like to thank the Sweetwater County Commissioners for their demonstrated support of the Lost Creek Project as well as Governor Matt Mead, State Treasurer Mark Gordon and the Wyoming Business Council. Their determination to utilize this State program, which is funded by the State’s Permanent Mineral Trust Fund, for our Lost Creek uranium project demonstrates the current administration’s dedication to our State’s energy economy. As a productive part of that economy, Ur-Energy and its 75 Wyoming employees exemplify the type of project the Industrial Development Revenue Bond Program was designed for.”

The closing of the State Bond Loan permitted the retirement of the Company’s debts with RMB Australia Holdings Ltd. (“RMBAH”). The two RMBAH loan facilities served as interim financing to complete construction at Lost Creek and begin production uninterrupted while the State Bond Loan was advanced to closing. The early repayment of the second loan facility triggered a rebate of half of the arrangement fee paid by the Company (US$450,000 credited) while half of the warrants issued in relation to that loan were also cancelled (1,500,400 warrants for common shares cancelled). A portion of the RMBAH first loan facility remains available to the Company to be redrawn for specified purposes. Roger Smith, CFO of Ur-Energy, stated, “We would again like to express our appreciation to RMB for its commitment to our project and company. We look forward to working with this well-respected international banking partner on future opportunities.”

Lost Creek Production Update

The Company’s Lost Creek Project, which commenced production operations in August 2013, has now commissioned the first three header houses in Mine Unit 1 and all of the production circuits in the processing plant. The first dried yellowcake (uranium oxide) was recently drummed and packaged at Lost Creek. Additional details will be provided in the Company’s forthcoming quarterly financial reports.

Finished yellowcake product from Lost Creek. Lot 1 - Drum 1.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., continued ramp-up of operations at Lost Creek; manageability of debt service; success of the company’s growth strategy) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

SCHEDULE B

FINANCING AGREEMENT

between

SWEETWATER COUNTY, WYOMING

and

LOST CREEK ISR, LLC

A Wyoming limited liability company

Dated as of October 23, 2013

$34,000,000

SWEETWATER COUNTY, WYOMING

TAXABLE INDUSTRIAL DEVELOPMENT REVENUE BOND

(LOST CREEK ISR, LLC PROJECT)

SERIES 2013

Certain of the rights and interests of Sweetwater County, Wyoming, in this Financing Agreement have been assigned to Zions First National Bank, as Trustee, pursuant to an Indenture of Trust dated as of October 23, 2013.

TABLE OF CONTENTS

(This Table of Contents is not a part of this Financing Agreement and is only for convenience of reference.)

Section 12.13.	No Pecuniary Liability of Issuer	34
Section 12.14.	Counting of Days	34

ARTICLE 13	DISCLOSURE OF INFORMATION	35

Section 13.01.	Disclosure of Information	35

EXHIBIT A	DESCRIPTION OF THE LOST CREEK PROJECT	A

EXHIBIT B	FORM OF THE NOTE	B

EXHIBIT C	RECLAMATION PERFORMANCE BONDS	C

EXHIBIT D	FORM OF DISBURSEMENT REQUISITION	D

EXHIBIT E	PERMITTED ENCUMBRANCES	E

EXHIBIT F	PRODUCT SALES CONTRACTS	F

EXHIBIT G	PERMITS AND LICENSES FOR THE LOST CREEK PROJECT	G

EXHIBIT H	PENDING LEGAL/ADMINISTRATIVE PROCEEDINGS INVOLVING BORROWER OR THE PROJECT	H

EXHIBIT I	LIENS ON THE PROJECT DISCLOSURE BY BORROWER	I

FINANCING AGREEMENT

THIS FINANCING AGREEMENT dated as of October 23, 2013, by and between SWEETWATER COUNTY, WYOMING, and LOST CREEK ISR, LLC, a Wyoming limited liability company.

PREFACE

All capitalized terms used herein will have the meanings ascribed to them in ARTICLE 1 of this Financing Agreement. Terms not defined herein shall have the meanings provided in the Indenture, the Mortgage, the Bond and the Note, in the priority set forth.

WITNESSETH:

WHEREAS, the Issuer is authorized by the Act to finance one or more projects or parts thereof in order to facilitate and promote the sound economic growth of the State of Wyoming, and the development of natural resources and employment opportunities for the citizens of the State by encouraging the expansion of all kinds of business which contribute payrolls and tax base to the State, upon such conditions as the governing body of the Issuer may deem advisable; and

WHEREAS, pursuant to the Act, the Issuer is authorized to issue revenue bonds for the purposes of providing funds for the construction of the Facility in order to produce U3O8 (yellowcake), for sale to utilities within the United States and elsewhere and to pay the Costs of Issuance; and

WHEREAS, in order to provide for the payment of the Project Costs, simultaneously with the execution and delivery of this Financing Agreement, the Issuer and the Trustee will execute and deliver an Indenture of Trust, dated as of the date hereof, pursuant to which the Issuer will issue and sell its $34,000,000 Taxable Industrial Development Revenue Bond (Lost Creek ISR, LLC Project), Series 2013, and the Issuer will lend the proceeds thereof to the Borrower (the “Loan”), all upon the terms and conditions of this Financing Agreement, for the sole and exclusive purpose of financing the Lost Creek Project (as described in EXHIBIT A attached hereto) and paying the Costs of Issuance, such Loan and Borrower’s Obligations to be evidenced by that certain promissory note in the principal amount of $34,000,000, dated as of the date of delivery of the Bond and due on October 1, 2021, from the Borrower to the Issuer, issued pursuant to this Financing Agreement and made payable to the Issuer, or registered assigns, and endorsed and assigned by the Issuer to the Trustee and in substantially the form attached hereto as EXHIBIT B; and

WHEREAS, the Bond shall be issued under and pursuant to the Indenture, pursuant to which the Issuer shall pledge and assign to the Trustee certain rights of the Issuer thereunder; and

WHEREAS, the State of Wyoming, acting by and through the Wyoming State Treasurer is authorized to purchase the Bond, subject to the terms and conditions specified under Wyo. Stat. § 9-4-715(m); and

WHEREAS, the Borrower will pledge and grant a security interest in, among other things, the Collateral, the Mortgaged Property and all Loan Payments (as set forth in ARTICLE 4 hereof) to the Trustee to secure the full and prompt payment of the principal of and interest on the Bond;

NOW, THEREFORE, the Issuer and the Borrower, each in consideration of the representations, covenants and agreements of the other as set forth herein, mutually represent, covenant and agree as follows:

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ARTICLE 1

DEFINITIONS

Section 1.01.	Definitions.

“Act” means the Industrial Development Projects Act, Title 15, Chapter 1, Article 7, Wyo. Stat.

“Additional Charges” means those charges set forth in Section 4.03 of this Financing Agreement.

“Assignment of Product Sales Contracts” means that certain Assignment of Product Sales Contracts, dated as of the date of delivery of the Bond, by and among the Borrower, Ur-Energy USA Inc. and the Trustee.

“Bond” means the $34,000,000 Taxable Industrial Development Revenue Bond (Lost Creek ISR, LLC Project), Series 2013, dated as of the date of delivery thereof, issued by Sweetwater County, Wyoming, pursuant to the Indenture.

“Bond Purchase Agreement” means that certain agreement, to be dated as of the date of delivery of the Bond, by and among the Issuer, the Borrower and the Purchaser.

“Bond Resolution” means the resolution finally passed and adopted by the Commissioners on October 15, 2013, authorizing the issuance of the Bond.

“Borrower” means Lost Creek ISR, LLC, a Wyoming limited liability company (including any permitted successor under Section 7.05 of this Financing Agreement).

“Borrower’s Obligations” means all obligations of the Borrower to the Issuer, the Trustee and the Purchaser, whether now existing or hereafter arising, relating to or in connection with the financing of the Lost Creek Project herein provided for, including, without limitation, Borrower's obligations, covenants and agreements under the Bond Purchase Agreement, this Financing Agreement, the Indenture and the Security Documents.

“Borrower’s Representative” means the person (who may be an employee of the Borrower) at the time designated to act on behalf of the Borrower by written certificate furnished to the Issuer, the Trustee and the Purchaser containing the specimen signature of such person and signed on behalf of the Borrower by one of its officers. A certificate may designate an alternate or alternates.

“Business Day” means any day other than a Saturday, Sunday or holiday or a day (a) on which banks located in the city in which the designated corporate trust office of the Trustee is located are required or authorized to close for general banking business or (b) on which the Federal Reserve System is closed.

“Certificate of Completion” has the meaning set forth in Section 3.03 of this Financing Agreement.

“Closing Date” means October 23, 2013, the date of execution and delivery of this Financing Agreement and the Bond.

“Collateral” means the Collateral described and defined in the Mortgage.

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“Commissioners” means the Board of County Commissioners as the governing body of the Issuer.

“Completion Date” means the date established pursuant to Section 3.03 hereof.

“Costs of Issuance” means any and all costs and expenses incurred in connection with the issuance, sale and delivery of the Bond, including, but not limited to (i) all fees and expenses of the Issuer; (ii) all fees and expenses of legal counsel, financial consultants, feasibility consultants and accountants (including fees payable under the Bond Purchase Agreement pursuant to which the Bond was sold); (iii) any agreed upon initial fee payable to the Trustee for acting in such capacity in connection with the issuance, sale and delivery of the Bond; and (iv) all other costs and expenses relating to the preparation, printing, reproduction, execution, filing and recording, as the case may be, of the Bond Purchase Agreement, the Indenture, this Financing Agreement, the Security Documents and any other related documents entered into or prepared in connection with the issuance, sale and delivery of the Bond and the financing of the Lost Creek Project.

“County” means Sweetwater County, Wyoming (including any successor hereunder), a political subdivision organized and existing under the laws of the State.

“Debt Service Fund” means the fund created by Section 5.03 of the Indenture.

“Electronic Means” or “electronic means” means telecopy, facsimile transmission, e-mail transmission or other electronic means of communication providing evidence of transmission.

"Encumbrance" includes any assignment, mortgage, charge, pledge, lien, hypothecation, encumbrance, security interest or insurance securing or in effect securing any obligation, conditional sale or title retention agreement, contractual deposit, trust deposit, escrow arrangement or other preferential arrangement whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, and includes the rights of a lessor pursuant to an operating lease, capitalized lease or sale leaseback arrangement, any right of set-off and any guarantees or indemnities.

“Equipment” has the meaning given such term in the Uniform Commercial Code and the Mortgage, and includes every piece of equipment owned or leased by Borrower and used in the operation of the Lost Creek Project.

“Event of Default” means those defaults under this Financing Agreement and as specified and defined by Section 9.01 hereof.

“Facility” means the well fields, disposal wells and processing plant facility constructed and operated by the Borrower to produce U3O8 (yellowcake), for sale to utilities within the United States and elsewhere, said Facility to be wholly located within the County.

“Financing Agreement” means this Financing Agreement dated as of the Closing Date, including any amendments or supplements hereto, by and between the Issuer and the Borrower.

“Fiscal Year” means the fiscal year of the Borrower and shall be the annual period ending each year on December 31.

“Force Majeure” means any one or more of the following: acts of God, strikes, lockouts or other industrial disturbances; acts of public enemies; orders or restraints of any kind of the government of the United States or of the State of Wyoming or any other state or jurisdiction or any of their departments, agencies, or officials, or any civil or military authority; insurrections; riots; landslides; earthquakes; fires; storms; droughts, floods or other adverse weather conditions; explosions; breakages or accident to machinery, equipment, transmission pipes; temporary inability to obtain supplies or materials or governmental permits or licenses (other than licenses and permits necessary to commence the Lost Creek Project); or any other cause or event not reasonably within the control of the Borrower.

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“Goods” has the meaning given such term in the Uniform Commercial Code and the Mortgage.

“Guarantor” or together, “Guarantors” mean Ur-Energy USA Inc. and Ur-Energy Inc., as each of those companies is defined hereinafter.

“Guaranty Agreements” means the Guaranty Agreements under which the Guarantors guaranty the satisfaction of the Borrower’s Obligations.

“Improvements” means all buildings, structures, replacements, furnishings, fixtures, fittings and other improvements and property of every kind and character now or hereafter located or erected on the Lands, together with all building or construction materials, equipment, appliances, machinery, plant equipment, fittings, apparati, fixtures and other articles of any kind or nature whatsoever now or hereafter found on, affixed to or attached to the Lands, including (without limitation) all motors, boilers, engines and devices for the operation of pumps, and all heating, electrical, lighting, power, plumbing, air conditioning, refrigeration and ventilation equipment. The term “Improvements” also includes every improvement set forth in the Mortgage and every improvement on the Lands.

“Indenture” means an Indenture of Trust dated the date hereof (including any amendments or supplements thereto).

“Interests in Real Estate” means all of the Lands and mineral rights, Unpatented Mining Claims and State Leases currently owned, held or leased or to be acquired by the Borrower with proceeds of the Loan and described in EXHIBITS A and B to the Mortgage.

“Inventory” has the meaning given such term in the Uniform Commercial Code.

“Issuer” means the County.

“Issuer’s Representative” means the County Clerk, or any other person at the time designated to act on behalf of the Issuer, as evidenced by a written certificate furnished to the Trustee, the Borrower and the Purchaser containing the specimen signature of such person and signed on behalf of the Issuer by the Chairman of the Commissioners. A certificate may designate an alternate or alternates.

“Lands” means all lands and interests which are either described in EXHIBIT A and EXHIBIT B of the Mortgage or the description of which is incorporated in EXHIBIT A and EXHIBIT B of the Mortgage by reference to another instrument or document.

“Loan” means the loan made pursuant to ARTICLE 4 hereof.

“Loan Payments” means those amounts necessary to repay the Loan made hereunder as provided in ARTICLE 4 hereof.

“Loan Payment Dates” means not later than the first Business Day of each January, April, July and October, commencing January 1, 2014 through October 1, 2021, or such earlier date as the Principal Balance of the Note with interest thereon shall have been paid in full.

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“Lost Creek Project” means the Interests in Real Estate, Lands, Equipment and construction of a Facility to extract uranium located within Sweetwater County, Wyoming (as described in EXHIBIT A attached hereto).

“Maturity Date,” with respect to the Bond, means October 15, 2021, or such earlier date as the Principal Balance of the Bond shall be due and payable.

“Mortgage” means the Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement between Borrower and the Trustee, dated of even date herewith, by which Borrower has mortgaged, assigned, and secured to the Trustee, the Collateral and the Mortgaged Property.

“Mortgaged Property” means the Mortgagor’s interests subject to the Mortgage.

“Note” means that certain promissory note in the principal amount of $34,000,000, dated as of the date of delivery of the Bond and due on October 1, 2021, from the Borrower to the Issuer, in the form attached hereto as EXHIBIT B.

“Opinion of Counsel” means an opinion in writing of legal counsel, who may be counsel to the Issuer, the Borrower or the Bond Owner.

“Ore” means all processed and unprocessed metallic and nonmetallic ore, including uranium and uranium ore minerals, and all other locatable minerals located in, on or under all or any part of the Lands or otherwise produced therefrom.

“Permitted Encumbrances” means the Encumbrances of the type referred to in EXHIBIT E attached hereto.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Balance,” as it relates to the Bond, the Note or the Loan, means $34,000,000 or so much thereof as remains unpaid thereon from time to time.

“Product Sales Contracts” means those contracts between the Borrower and third parties for the sale and purchase of Ore, which contracts are set forth in EXHIBIT F attached hereto.

“Project” means the Lost Creek Project.

“Project Costs” means any and all costs, expenses, fees and charges paid or incurred in connection with the completion of the Lost Creek Project and the issuance of the Bond, including:

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A.         all Costs of Issuance;

B.         all advances, payments and expenditures in connection with the preparation of plans and specifications for the Lost Creek Project (including any preliminary study or planning of the Lost Creek Project or any aspect thereof);

C.         all costs and fees for architectural, engineering, environmental, consulting, testing, design, appraisal, legal, accounting, financial, statistical and other technical and supervisory services necessary or incident to the design, acquisition, construction, development and equipping of the Lost Creek Project (including, without limitation, the costs of all licenses and permits employed or obtained in connection therewith);

D.         all costs incurred in connection with the acquisition and installation of equipment, machinery or furnishings included within or constituting a part of the Lost Creek Project;

E.         payment or reimbursement for labor, services, materials, equipment and supplies (including, without limitation, water, electricity, transportation and utility services) used, furnished or installed in the acquisition, construction, development and equipping of the Lost Creek Project, and payment of amounts due under contracts for the acquisition, construction, development and equipping of the Lost Creek Project;

F.         to the extent not paid by any contractor or subcontractor engaged to construct or install any part of the Lost Creek Project with respect to that part of the Lost Creek Project, payment of premiums on all insurance required to be taken out and maintained with respect to construction prior to the Completion Date;

G.         all expenses incurred in seeking to enforce any remedy against any contractor, subcontractor or other Person in respect of any default under a contract or other liability or obligation relating to the Lost Creek Project;

H.         payment of taxes, assessments and other charges, if any, that may become payable prior to the Completion Date with respect to the Lost Creek Project;

I.         all interest and financing fees accruing on money borrowed or to be borrowed by the Borrower for financing of Lost Creek Project Costs during acquisition, construction, development and equipping of the Lost Creek Project; and

J.         without limitation by the foregoing, all other expenses which constitute necessary capital expenditures for the completion of the Lost Creek Project authorized by the Act and Wyo. Stat. 9-4-715(m) to be paid from the proceeds of the Bond; and

K.         reimbursement for all advances, payments and expenditures made or to be made by the Borrower, the Issuer, and any other Person with respect to any of the foregoing expenses.

“Purchaser” means the State of Wyoming acting by and through the Wyoming State Treasurer.

“Release Price” means the amount necessary to redeem or cause a portion of the Principal Balance of the Bond to be “deemed paid” within the meaning of Section 5.06 of this Financing Agreement and Section 3.02 of the Indenture in a principal amount authorized by the Purchaser of the Bond.

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“Security Documents” means the Mortgage, the Guaranty Agreements, the Assignment of Product Sales Contracts and any other instruments or documents securing the Borrower’s Obligations.

“State” means the State of Wyoming.

“State Leases” means those State of Wyoming mineral leases identified in EXHIBIT B of the Mortgage, to which Borrower is the Lessee.

“State Treasurer” or “Wyoming State Treasurer” means the duly elected and qualified Treasurer of the State of Wyoming.

“Term of the Financing Agreement” or “Term” means the term of this Financing Agreement as specified in Section 12.01 hereof.

“Trustee” means Zions First National Bank, a national banking association duly organized and validly existing under the laws of the United States (including any successor trustee or co-trustee hereunder).

“Unpatented Mining Claim” means a particular parcel of federal land, valuable for a specific locatable mineral deposit or deposits. It is a parcel for which an individual has asserted a right of possession. The right is restricted to the extraction and development of a locatable mineral deposit. The rights granted by a mining claim are valid against a challenge by the United States and other claimants only after the discovery of a valuable mineral deposit.

“Ur-Energy USA Inc.” means the Colorado corporation which is the sole Member and manager of Lost Creek ISR, LLC (Borrower), and which is a Guarantor of the Borrower’s Obligations.

“Ur-Energy Inc.” means the corporation continued under the Canadian Business Corporations Act, which is the sole shareholder of Ur-Energy USA Inc., and which is a Guarantor of the Borrower’s Obligations.

“WBC” means the Wyoming Business Council.

Section 1.02.	Rules of Interpretation.

(1)         The words “herein,” “hereof,” and “hereunder” and words of similar import, without reference to any particular article, section or subdivision, refer to this Financing Agreement as a whole rather than to any particular article, section or subdivision hereof.

(2)         References in this instrument to any particular article, section or subdivision hereof are to the designated article, section or subdivision of this instrument as originally executed.

(3)         Any terms not defined herein but defined in the Bond Purchase Agreement, the Indenture, the Security Documents or other related documents shall have the same meaning herein unless the context hereof requires otherwise.

(4)         The table of contents and titles of articles and sections herein are for convenience only and are not a part of this Financing Agreement.

(5)         Unless the context hereof clearly requires otherwise, the singular shall include the plural and vice versa and the masculine shall include the feminine and vice versa.

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(6)         Unless the context hereof clearly requires otherwise, “or” is not exclusive, but is intended to permit or encompass one or more or all of the alternatives combined.

(7)         All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and all computations provided for herein shall be made in accordance with generally accepted accounting principles.

Section 1.03.        Limitation on Issuer Liability. No agreements or provisions contained in this Financing Agreement nor any agreement, covenant or undertaking by the Issuer contained in any document executed by the Issuer in connection with the Project shall give rise to any pecuniary liability of the Issuer or a charge against its general credit or taxing powers, or shall obligate the Issuer financially in any way except with respect to the Project and the application of revenues therefrom and the proceeds of the Bond. No failure of the Issuer to comply with any term, condition, covenant or agreement herein shall subject the Issuer to liability for any claim for damages, costs or other financial or pecuniary charge except to the extent that the same can be paid or recovered from the Project or revenues therefrom or proceeds of the Bond; and no execution on any claim, demand, cause of action or judgment shall be levied upon or collected from the general credit, general funds or taxing powers of the Issuer. Nothing herein shall preclude a proper party in interest from seeking and obtaining specific performance against the Issuer for any failure to comply with any term, conditions, covenant or agreement herein; provided, that no costs, expenses or other monetary relief shall be recoverable from the Issuer except as may be payable from the Project or its revenues.

Section 1.04.         Sovereign Immunity. The Issuer, the State of Wyoming, the Wyoming State Loan and Investment Board and the State Treasurer do not waive sovereign immunity by entering into this Financing Agreement and specifically retain immunity and all defenses available to them as sovereigns pursuant to Wyo. Stat. § 1-39-104(a) and all other State law.

Section 1.05.         Exhibits. The following Exhibits are attached to and by reference made a part of this Financing Agreement:

(1)	EXHIBIT A:	Description of the Lost Creek Project
(2)	EXHIBIT B:	Form of the Note
(3)	EXHIBIT C:	Reclamation Performance Bonds
(4)	EXHIBIT D:	Form of Disbursement Requisition
(5)	EXHIBIT E:	Permitted Encumbrances
(6)	EXHIBIT F:	Product Sales Contracts
(7)	EXHIBIT G:	Permits and Licenses for the Lost Creek Project
(8)	EXHIBIT H:	Pending Legal/Administrative Proceedings Involving Borrower or the Project
(9)	EXHIBIT I:	Liens on the Project Disclosure by Borrower

* * * * * * * * * *

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ARTICLE 2

REPRESENTATIONS AND COVENANTS

Section 2.01.         Representations and Covenants of the Issuer. The Issuer makes the following representations as the basis for its covenants herein:

(1)         The Issuer is a body corporate and politic and public instrumentality duly organized and validly existing as such under the laws of the State of Wyoming. Under the provisions of the Act, the Issuer is authorized to enter into the Bond Purchase Agreement, the Indenture and this Financing Agreement and to carry out its obligations thereunder and hereunder. The Issuer has duly authorized the execution and delivery of the Bond Purchase Agreement, the Indenture and this Financing Agreement.

(2)         The Issuer will not pledge any of its rights under this Financing Agreement other than for purposes of transferring and/or assigning its rights and interest to the Trustee as contemplated by the Bond Purchase Agreement, the Indenture and the Security Documents.

(3)         The Bond will be issued, mature, bear interest, be redeemable and have other terms and provisions as provided for in the Bond Purchase Agreement, the Indenture and the Bond.

(4)         The acquisition, construction, development and equipping of the Project, the issuance and sale of the Bond, the execution and delivery of this Financing Agreement, and the performance of all covenants and agreements of the Issuer contained in the Bond, this Financing Agreement, the Bond Purchase Agreement, the Indenture, as well as the performance of all other acts and things required under the constitution and laws of the State of Wyoming to make the Bond, the Financing Agreement, the Bond Purchase Agreement and the Indenture valid and binding obligations of the Issuer in accordance with their terms are authorized by the Act and have been duly authorized by a Bond Resolution of the Issuer finally passed and adopted on October 15, 2013, by the affirmative vote of not less than a majority of the Commissioners.

(5)         The Issuer has not made, done, executed or suffered, and it warrants that it will not make, do, execute or suffer any act or thing whereby its interest in any property now or hereafter included in the Project, shall or may be impaired, charged or encumbered in any manner whatsoever except as expressly permitted by the terms of this Financing Agreement, the Bond Purchase Agreement and the Indenture.

(6)         To finance the Project, as presently estimated, in anticipation of the collection of the revenues thereof, the Issuer has duly authorized the Bond in the principal amount of $34,000,000 to be issued upon the terms set forth in the Bond Resolution, under the provisions of which the Issuer has agreed to assign its interest in this Financing Agreement and the payments hereunder and its interest in the Project to the Trustee as security for the payment of the principal of and interest on the Bond.

Section 2.02.         Representations and Covenants of the Borrower. The Borrower makes the following representations as the basis for its covenants herein:

(1)         The Borrower (i) is a Wyoming limited liability company, validly existing and in good standing under the laws of the State of Wyoming, (ii) is qualified to do business in the State, and (iii) either is qualified to do business and is in good standing in each jurisdiction where the ownership of its properties or the conduct of its business requires such qualification or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.

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(2)         The Borrower is an indirect wholly-owned subsidiary of Ur-Energy Inc. (“Ur-Energy”), a corporation continued under the Canada Business Corporations Act. Borrower’s Lost Creek Project is located approximately 39 miles north of Wamsutter, Wyoming, and 20 miles southwest of Bairoil, Wyoming.

The Borrower has constructed, owns and operates the Lost Creek Project, as described in EXHIBIT A hereto. Unpatented Mining Claims relating to the Lost Creek Project, located in Sweetwater County, Wyoming, are set forth in EXHIBIT A of the Mortgage.

(3)         All reclamation performance bonds required by the State of Wyoming, Department of Environmental Quality for the Lost Creek Project have been obtained and a summary of such obligations is attached to this Financing Agreement as EXHIBIT C.

(4)         The Borrower has full power to enter into and perform its obligations under this Financing Agreement, the Bond Purchase Agreement, the Security Documents and all other documents contemplated hereby or executed pursuant hereto. The execution and delivery of this Financing Agreement, the Bond Purchase Agreement, the Security Documents and all other documents contemplated hereby or executed pursuant hereto and the performance and observance of their terms, conditions and obligations have been duly authorized by all necessary action on the part of Borrower. This Financing Agreement, the Bond Purchase Agreement and the Security Documents, and any other agreement required hereby will constitute, when duly executed and delivered by Borrower to the Issuer, the Trustee or the Purchaser, valid and binding obligations of Borrower enforceable in accordance with their terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and the application of general principles of equity.

(5)         The execution and delivery of this Financing Agreement, the Bond Purchase Agreement and the Security Documents and the consummation of all the transactions contemplated hereby and thereby, do not and will not conflict with, or be in contravention of, any law, order, rule or regulation applicable to Borrower or any agreement or instrument to which Borrower is a party or by which the Project is bound or affected, and will not result in the creation of any lien, charge or encumbrance of any nature upon the Project other than that contemplated hereby.

(6)         Any financial statements of Borrower, or any consolidated financial statements of which Borrower is a subsidiary, heretofore delivered to Issuer or the Purchaser are accurate and complete in all respects, have been prepared in accordance with generally accepted accounting principles, fairly represent the financial condition of Borrower or the Guarantors in the case of a consolidated financial statement, as of the respective dates of such financial statements and no material adverse change has occurred in the conditions reflected therein since their respective dates. No additional material obligations other than those contemplated by this Financing Agreement have been entered into by Borrower since the date of its financial statements, other than as disclosed to Issuer and the Purchaser in writing.

(7)         All information furnished in any document required to be furnished by Borrower under or in connection with this Financing Agreement and the Bond Purchase Agreement is accurate and complete in all respects.

(8)         Other than as disclosed to Issuer and the Purchaser in writing, a copy of which is attached hereto as EXHIBIT H, there is no material action, suit, legal proceeding, administrative action or other proceeding pending or threatened (or, to the best knowledge of Borrower, any basis therefor) against Borrower or affecting the properties or assets of Borrower in any court or before any arbitrator of any kind or before or by any governmental body. Borrower is not in default with respect to any order of any court, arbitrator or governmental body, and Borrower is not subject to or a party to any order of any court or governmental body arising out of any action, suit or proceeding under any statute or other law respecting antitrust, monopoly, restraint of trade, unfair competition or similar matters. For the purposes of this subsection, the term “governmental body” includes any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and the term “order” includes any order, writ, injunction, decree, judgment, award, determination, direction or demand.

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(9)         Borrower or any tax filing organization of which Borrower is a subsidiary, has filed all federal, state and local tax returns which are required to be filed and has paid all taxes shown on such returns and on all assessment notices received by it to the extent that such taxes and assessments have become due, except to the extent the same are being contested in good faith in appropriate proceedings, have been disclosed in writing to the Issuer and the Purchaser, and for which adequate reserves have been provided. All federal and state income taxes and all other taxes and assessments of any nature with respect to which Borrower is obligated have been paid or adequate accruals have been set up therefor.

(10)         The Interests in Real Estate described in the Security Documents and related documents are (or will be, with respect to Collateral hereafter acquired) vested solely in the Borrower, free and clear of all liens, encumbrances and other claims whatsoever, except as follows: (i) Encumbrances that will be paid on the Closing Date, (ii) Encumbrances granted by the Security Documents, (iii) Permitted Encumbrances set forth in EXHIBIT E attached hereto, (iv) with respect to the Unpatented Mining Claims, the paramount title of the United States and the rights of third parties to the lands within such Unpatented Mining Claims pursuant to statute, (v) with respect to the State Leases, the paramount title of the State of Wyoming and the terms of the State Leases, and (vi) Encumbrances that have otherwise been approved in writing by the Issuer and the Purchaser.

(11)         Borrower has not received any other financing for any purpose secured by the Project or any other Collateral securing the Loan, the security for which is superior to that for the Loan, other than that set forth in EXHIBIT I attached hereto.

(12)         There is no default on the part of Borrower under this Financing Agreement or any document executed by Borrower in connection herewith and no event has occurred which with notice or the passage of time or both would constitute a default hereunder or under any such document.

(13)         The Issuer has not made any representations, either express or implied, that the Project will be suitable to the needs of the Borrower and the Borrower recognizes that under the Act the Issuer is not authorized to expend any funds on the Project other than the revenues received by it therefrom or the proceeds of the Bond, or other funds granted to it for purposes contemplated in the Act.

(14)         To the best knowledge of the Borrower (i) no officer or member of the Issuer has either a direct or indirect financial interest in or will personally benefit financially from this Financing Agreement, the Bond Purchase Agreement, the Security Documents, the Bond or the Project or any contract, agreement or job hereby contemplated to be entered into or hereby undertaken, (ii) no official or employee of the Issuer has any personal interest, direct or indirect, in this Financing Agreement, and (iii) the Borrower has not paid or given any official or employee of the Issuer, any money or other consideration for obtaining this Financing Agreement.

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Section 2.03.         Purchaser May Rely on Representations. The Issuer and the Borrower agree that the representations contained in this ARTICLE 2 are for the use and benefit of the Purchaser, and the Purchaser shall be entitled to rely thereon.

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ARTICLE 3

THE PROJECT; COLLATERAL; ISSUANCE OF THE BOND;
DISPOSITION OF PROCEEDS OF THE BOND;

COMPLETION OF THE PROJECT

Section 3.01.         The Project; Collateral.

(1)         Borrower covenants and warrants that it has and will continue to acquire and develop the Project in accordance with the provisions of its Application for Industrial Development Bonds submitted to the WBC.

(2)         Borrower has advanced at least twenty-five percent (25%) of the total cost of the Project, as required by Wyo. Stat. § 9-4-715(m)(ii)(D).

(3)         Subject to the terms of this Financing Agreement, the Bond Purchase Agreement, the Indenture and the Security Documents, the Project and the Collateral and Mortgaged Property securing the Bond shall be the sole and exclusive property of, and title thereto shall continue to be vested in, the Borrower, except with respect to the State Leases and except with respect to Unpatented Mining Claims, to the paramount title of the United States and the rights of third parties to the lands within such Unpatented Mining Claims pursuant to statute.

(4)         With the exception of the sale of Ore in the ordinary course of business, the Borrower will not dispose of or remove or permit the disposal or removal of any portion of the Project or the Collateral except in accordance with the provisions of this Section:

(a)         In any instance where the Borrower in its sound discretion determines that any portion of the Project or the Collateral has become inadequate, obsolete, worn out, unsuitable, undesirable or unnecessary for the operation of the Project or security for the Bond, the Borrower may, at its expense, dispose, or remove and dispose of a part of the Project or the Collateral and substitute or install other items of machinery, Equipment or other personal property, not necessarily having the same function, provided that such removal and substitution shall not impair the operating utility and unity of the Project or the security for the Bond. All substituted items shall be acquired or installed free and clear of all liens or encumbrances other than Permitted Encumbrances, and shall become part of the Project and the Collateral and be subject to the Security Documents.

(b)         Upon the written approval of the Purchaser, the Borrower may also enter into leases for real property related to the Project and include within the Project any improvements thereon that are owned by the Borrower.

(c)         The Borrower will obtain the written consent of the Purchaser, will cooperate with the Trustee and the Purchaser and will pay all costs, including reasonable counsel fees, incurred in subjecting to the lien of the Security Documents all items of property or leasehold interests substituted and the Issuer, the Trustee and the Purchaser will cooperate with the Borrower in securing, if necessary, release of property for which substitution, disposal or abandonment is made under the Security Documents and in providing such documents as may be required to facilitate the removal or substitution.

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(d)         Prior to the abandonment, disposition or release of part of the Interests in Real Estate, including Unpatented Mining Claims or State Leases, which form part of the Collateral, the Borrower shall (i) in the case of the Unpatented Mining Claims identified in EXHIBIT A-1 to the Mortgage, or the State Leases identified in EXHIBIT B to the Mortgage, report to the Trustee and the Purchaser, by Borrower’s Representative certificate, a description of the Unpatented Mining Claims or State Leases to be abandoned or disposed of and the reasons for such abandonment or disposal, including the proposed value of such Collateral, and obtain prior written consent of the Trustee and the Purchaser before abandoning or disposing of such Unpatented Mining Claims or State Leases; or, (ii) in the case of the Unpatented Mining Claims identified in EXHIBIT A-2 to the Mortgage, Borrower may abandon or dispose of not more than twenty percent (20%) of the Unpatented Mining Claims in such EXHIBIT A-2 in any calendar year, such twenty percent (20%) to be calculated based on the number of Unpatented Mining Claims existing as of January 1 of each calendar year, without obtaining prior written consent of the Trustee and the Purchaser, provided that Borrower shall provide notice to the Trustee and Purchaser, by Borrower’s Representative certificate, on or before November 1 of each calendar year, of the specific Unpatented Mining Claims to be abandoned or disposed of, the method of selection of such Unpatented Mining Claims, the reason for abandoning or disposing of such Unpatented Mining Claims and the proposed value of such Collateral. Notwithstanding anything herein to the contrary, no more than fifty percent (50%) of the number of Unpatented Mining Claims in EXHIBIT A-2 as of the Closing Date may be abandoned pursuant to this subsection 3.01(4)(d) without the consent of the Purchaser. If Borrower or any affiliated entity of Borrower should reacquire any of the Unpatented Mining Claims listed in either EXHIBIT A-1 or EXHIBIT A-2 that have been abandoned or disposed of during the term of the Loan, such reacquired Unpatented Mining Claims shall become Collateral and subject to the lien of the Security Documents. At such time that any such Unpatented Mining Claims are reacquired, Borrower shall give written notice to the Trustee and the Purchaser, by Borrower’s Representative certificate, of the particular Unpatented Mining Claims and the proposed value of such Collateral.

(e)         Subject to the provisions of subsections (a) and (d), in the case of the disposition of any part of the Collateral, the Borrower shall report to the Trustee and the Purchaser, by Borrower’s Representative certificate, a description of the Collateral to be disposed of and the proposed value of such Collateral. If the Purchaser does not agree with the amount that the Borrower proposes to receive from such disposition, the Purchaser may engage a consultant, at the Borrower’s expense, to obtain verification of value. Upon disposal of part of the Project or Collateral as described in subsections (a) and (d) above, and provided the operating utility and unity of the Project are not impaired, the Borrower may decide not to make any substitution and installation of other items of property; provided, however, in the case of the sale, trade-in or other disposition of part of the Project or Collateral for which no substitution is to be made, the Borrower shall pay to the Trustee for deposit in the Debt Service Fund the sale proceeds, the credit received upon trade-in, or an amount equal to the value of the part of the Project or Collateral (in the case of another disposition) as determined by the Borrower (or the consultant, as the case may be). Nothing in this Section 3.01 is intended or shall be deemed to qualify or otherwise limit the Borrower̓s Obligations under Section 4.02 hereof. Nothing contained in this Section shall relieve the Borrower from making all Loan Payments payable as provided in this Agreement.

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Section 3.02.         Issuance of the Bond; Application of Bond Proceeds. The Issuer shall make the Loan to Borrower from the proceeds of the Bond, which Issuer shall sell and cause to be delivered to the Purchaser in accordance with the Bond Purchase Agreement and the Indenture. The Borrower hereby approves the issuance of the Bond and all terms and conditions of the Bond, the Bond Purchase Agreement, the Indenture and the Security Documents.

Issuer shall cause the proceeds of the Bond to be expended and deposited by the Trustee as follows:

$34,000,000 shall be deposited into the Project Fund. All Bond proceeds deposited in the Project Fund shall be available for the payment of Project Costs upon receipt by the Trustee of a completed Disbursement Request in the form set forth in EXHIBIT D hereto. Borrower shall obtain from the Purchaser the written approval of the disbursements prior to the submission of the form to the Trustee for payment.

For purposes of complying with the requirements of this Section, the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon the certified requisition of the Borrower, as approved by the Purchaser. The Trustee shall not be bound to make any investigation into the facts or matters stated in any certificate or requisition. The Trustee shall not be responsible for determining whether the funds on hand in the Project Fund are sufficient to complete the purchase, construction or installation of the Project. The Trustee shall not be responsible to collect lien waivers, and it is acknowledged that the Trustee has no responsibility to verify or confirm that any lien waivers attached by the Borrower on any requisition are accurate or complete.

Section 3.03.         Certificate of Completion. The Completion Date for the Project shall be the date on which acquisition, construction, development and equipping of the Project have been completed substantially in accordance with the plans and specifications therefor, as determined by the Borrower and as set forth in the certificate furnished by the Borrower to the Trustee in accordance with this Section 3.03. As soon as reasonably practicable after completion of acquisition, construction, development and equipping of the Project, and in any event not more than ninety (90) days thereafter, the Borrower shall furnish to the Trustee a Borrower’s Representative certificate (the “Certificate of Completion”) (i) stating that the Borrower has determined that the acquisition, construction, development and equipping of all portions of the Project have been completed substantially in accordance with the plans and specifications therefor as of the Completion Date specified in such Certificate; and (ii) stating that, except for any amounts that are subject to a bona fide dispute, all Project Costs have been paid. Such Certificate of Completion may state that it is given without prejudice to any rights against third parties which exist at the date thereof or which may subsequently come into being.

If on the Completion Date there are Bond proceeds which exceed funds required to pay Project Costs, such excess Bond proceeds shall be transferred by the Trustee to the Debt Service Fund to be applied toward payment of principal amounts due on the Bond.

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ARTICLE 4

LOAN PROVISIONS

Section 4.01.         The Loan. The Issuer agrees, upon the terms and conditions herein specified, to lend to the Borrower the proceeds received by the Issuer from the sale of the Bond, by causing such proceeds to be deposited with the Trustee for disposition as provided herein and in the Indenture; and the obligation of the Issuer to make the Loan shall be deemed fully discharged upon so depositing the proceeds of the Bond with the Trustee.

Section 4.02.         Loan Payments. Subject to the Borrower’s right of prepayment granted in Section 10.01 of this Financing Agreement, the Borrower agrees to repay the Loan in installments of Loan Payments as follows:

(1)         During the Term of the Financing Agreement, the Borrower shall make Loan Payments in immediately available funds as follows:

(a)         Interest only on the Loan shall be paid in arrears in quarterly installments not later than the first Business Day of January 2014, April 2014, July 2014 and October 2014.

(b)         Principal and interest on the Loan shall be fully amortized over seven (7) years and paid in quarterly installments not later than the first Business Day of each January, April, July and October, commencing January 1, 2015 through October 1, 2021, or such earlier date as the Principal Balance thereof with interest thereon shall have been paid in full.

(2)         In any event the sum of the Loan Payments payable under this Section shall be sufficient to pay all principal and interest on the Bond as such principal and interest become due, upon redemption, acceleration or otherwise; and accordingly if on the third Business Day immediately preceding any Loan Payment Date the balance in the Debt Service Fund is not sufficient for this purpose, the Borrower will make a Loan Payment to cure the deficiency.

(3)         All Loan Payments shall be made directly to the Trustee at its designated corporate trust office in Denver, Colorado, for the account of the Issuer, and shall be deposited by the Trustee in the Debt Service Fund. In the event the Borrower should fail to make any of the payments required in this Section 4.02, the item so in default shall continue as an obligation of the Borrower until the amount in default shall have been fully paid, and the Borrower agrees to pay the same with interest thereon (including to the extent permitted by law, interest on overdue installments of interest) at the rate borne by the Bond.

(4)         Sums set aside in the Debt Service Fund to prepay a portion of the Principal Balance of the Bond shall be deemed available as a credit against Loan Payments required to be made hereunder.

(5)         Loan Payments shall be made in the form of wire transfer.

(6)         On December 1 of each year, commencing December 1, 2013, the Purchaser shall provide the Borrower and the Trustee a schedule of the Loan Payment amounts for the next calendar year.

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Section 4.03.         Additional Charges. The Borrower agrees to pay, on demand, each and all of the following:

(1)         to or upon the order of the Trustee, when due, all fees and expenses of the Trustee for services rendered under the Indenture and all fees and charges of legal counsel, accountants, public agencies and others incurred in the performance, on request of the Trustee, of services required under the Indenture for which the Trustee and such other persons are entitled to payment or reimbursement; provided that the Borrower may, without creating a default hereunder, contest in good faith the necessity or reasonableness of any such services, fees or expenses other than the Trustee's fees for ordinary services as set forth in the Indenture and any fees or charges of public agencies;

(2)         to the Issuer, all reasonable expenses directly incurred by the Issuer to perform its obligations or exercise its rights under this Financing Agreement, and all other reasonable expenses incurred by the Issuer in relation to the Project which are not otherwise required to be paid by the Borrower under the terms of this Financing Agreement;

(3)         to the Purchaser, all reasonable expenses directly incurred by the Purchaser to perform its obligations or exercise its rights under this Financing Agreement, and all other reasonable expenses incurred by the Purchaser in relation to the Project which are not otherwise required to be paid by the Borrower under the terms of this Financing Agreement;

4)         to the Trustee or the Purchaser the amount of all advances made by the Trustee or the Purchaser, with interest thereon, as provided in Section 5.04 of this Financing Agreement; and

(5)         to the Issuer, the Trustee or the Purchaser, as the case may be, interest at a rate per annum equal to eighteen percentum (18.00%), on all Additional Charges, commencing thirty (30) days from the date of demand to the payment date.

Section 4.04.         Borrower’s Obligations Unconditional. All Loan Payments shall be paid without notice or demand and without setoff, counterclaim, or defense for any reason and without abatement or deduction or defense. Additional Charges and all other payments required of the Borrower hereunder shall be paid without notice or demand and without setoff, counterclaim, or defense for any reason and without abatement or deduction or defense (except as provided in Section 7.04). The Borrower will not suspend or discontinue any such payments, and will perform and observe all of its other agreements in this Financing Agreement, and will not terminate this Financing Agreement for any cause, including but not limited to any acts or circumstances that may constitute failure of consideration, destruction or damage to the Collateral, the Mortgaged Property or the Borrower’s business, the taking of the Mortgaged Property or the Borrower’s business by condemnation or otherwise, the lawful prohibition of the Borrower’s use of the Project, or Borrower’s business, the interference with such use by any private person or corporation, the invalidity or unenforceability or lack of due authorization or other infirmity of this Financing Agreement, or lack of right, power or authority of the Issuer to enter into this Financing Agreement, eviction by paramount title, commercial frustration of purpose, bankruptcy or insolvency of the Issuer or the Trustee, change in the laws or administrative rulings or actions of the United States of America or of the State or any political subdivision thereof, or failure of the Issuer to perform and observe any agreement, whether express or implied or any duty, liability or obligation arising out of or connected with this Financing Agreement, or for any other cause whether similar or dissimilar to the foregoing, any present or future law to the contrary notwithstanding, it being the intention of the parties hereto that the Loan Payments and other amounts payable by the Borrower hereunder shall be paid in full when due without any delay or diminution whatever.

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Section 4.05.         Borrower’s Remedies. Nothing contained in this ARTICLE shall be construed to release the Issuer from the performance of any of its agreements herein, and if the Issuer should fail to perform any such agreements, the Borrower may institute such action against the Issuer as the Borrower may deem necessary to compel the performance so long as such action shall not violate the Borrower’s agreements in Section 4.04 or diminish or delay the amounts required to be paid by the Borrower pursuant to Section 4.02 of this Financing Agreement. The Borrower acknowledges however and agrees that any pecuniary obligation of the Issuer created by or arising out of this Financing Agreement shall be payable solely out of the proceeds derived from this Financing Agreement, the sale of the Bond, any insurance and condemnation awards received pursuant to the Mortgage or upon the sale or other disposition of the Collateral and the Mortgaged Property upon a default by the Borrower or otherwise.

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ARTICLE 5

PROJECT, COLLATERAL AND MORTGAGED PROPERTY COVENANTS

Section 5.01.         Possession of the Project, Collateral and Mortgaged Property. The Issuer acknowledges that as between the Issuer and the Borrower, the Borrower is entitled to sole and exclusive possession of the Project, the Collateral and the Mortgaged Property.

Section 5.02.         Operation and Maintenance. The Borrower shall pay all expenses of the operation and maintenance of the Project, the Collateral and the Mortgaged Property including, but without limitation, adequate insurance thereon in such amounts and with such deductible provisions as set forth in the Mortgage and approved by the Purchaser, and as are customarily carried in connection with the operation of an in situ uranium mining operation and business and related facilities of the type and size comparable to the Project, the Collateral and the Mortgaged Property, and insurance against all liability for injury to persons or property arising from the operation thereof as set forth in the Mortgage and approved by the Purchaser, and all taxes and special assessments levied upon or with respect to the Project, the Collateral and the Mortgaged Property and payable during the Term of the Financing Agreement, all in conformance with and subject to any good faith contest provisions provided in the Mortgage.

Section 5.03.         Mortgage and Assignment of Product Sales Contracts. In consideration of the Loan, and as security for the Loan Payments to be made by the Borrower for the payment of the Bond, and as security for the performance of all of the other obligations, agreements and covenants of the Borrower to be performed and observed hereunder, the Borrower shall execute the Mortgage and the Assignment of Product Sales Contracts, shall cause to be recorded the Mortgage, and shall keep, perform and observe each of its obligations thereunder. The Mortgage and the Assignment of Product Sales Contracts may be released by the Trustee upon certain prepayments of the Borrower as described herein and as the Trustee is directed in the Indenture.

Section 5.04.         Advances. The Borrower acknowledges and agrees that, under the Indenture, the Mortgage and the Assignment of Product Sales Contracts, the Trustee and the Purchaser may take certain action and make certain advances relating to the Collateral and the Mortgaged Property or to certain other matters as expressly provided therein, and the Borrower shall be obligated to repay all such advances, on demand, with interest from the date of each such advance at the rate of eighteen percent (18%) per annum, and under the conditions set forth in the Indenture, the Mortgage or the Assignment of Product Sales Contracts, as the case may be or, in the absence of any provision therein, under Section 4.03(5) hereof.

Section 5.05.         Alterations to and Removal of Collateral or Mortgaged Property. The Borrower shall, subject to the terms and conditions of the Mortgage, Section 3.01 of this Financing Agreement and the written approval of the Purchaser of the Bond, have the right from time to time at its cost and expense, to remodel and make additions, modifications, alterations, improvements and changes (collectively referred to as “alterations”) in or to the Project, the Collateral or the Mortgaged Property or to remove any Equipment therefrom as the Borrower may deem to be desirable for its uses and purposes, provided such alterations or removal do not impair the character of the Project within the meaning of the Act or the security for the payment of the Bond.

Section 5.06.         Sale or Lease of Collateral and Mortgaged Property; Assignment and Transfer. With the written consent of the Purchaser, the Borrower may obtain the release of all or a portion of the Collateral or Mortgaged Property by paying the applicable Release Price to the Trustee. On the date of such payment of the Release Price, a closing shall be held at the designated corporate office of the Trustee, or any other office mutually agreed upon. At the closing the Issuer and the Trustee shall, upon acknowledgment of receipt of the Release Price, execute and deliver to the Borrower such release or amendment of the Mortgage and the Assignment of Product Sales Contracts and other instruments as the Borrower reasonably determines are necessary to terminate the lien or other effect thereof.

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The Borrower will not otherwise lease the Collateral or the Mortgaged Property, in whole or in part, nor assign its rights under this Financing Agreement, nor sell, mortgage, transfer or otherwise encumber its interests in the Project, the Collateral or the Mortgaged Property, in whole or in part, except as provided in the Mortgage or the Assignment of Product Sales Contracts and unless and except as provided below:

(1)         The Borrower shall have received written permission of the Purchaser, which permission shall be granted at the sole discretion of the Purchaser;

(2)         The assignee-transferee of the Collateral must be an organization experienced and properly licensed in the operation of uranium mining operations similar to those operated by the Borrower;

(3)         Unless the assignee-transferee is a surviving, resulting or transferee entity as permitted under Section 7.05, no such assignment and transfer shall relieve the Borrower from liability for all Loan Payments, Additional Charges and other payments due and for the performance of all other obligations required under this Financing Agreement and the Indenture; and

(4)         Any assignee-transferee shall expressly assume the Borrower’s Obligations under this Financing Agreement, the Mortgage and the Assignment of Product Sales Contracts by instruments in writing delivered to the Trustee and the Purchaser.

The Borrower shall promptly notify the Trustee and the Purchaser of any such sale, assignment or lease.

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ARTICLE 6

DAMAGE AND DESTRUCTION; MATERIAL CHANGE IN MINING LAW;

AND CONDEMNATION

Section 6.01.         Damage and Destruction of Project. If any Principal Balance of the Bond remains Outstanding when Collateral or Mortgaged Property is damaged or destroyed by fire or other casualty, the Borrower shall either restore such Collateral or Mortgaged Property as required by the Indenture, or if Section 10.02 of this Financing Agreement is applicable, prepay the Loan pursuant to said Section.

Section 6.02.         Change in General Mining Law of 1872. In the event of the repeal or material modification of the current General Mining Law of 1872 during the Term of the Financing Agreement, such that the Unpatented Mining Claims of the Borrower which are material to the exploration, development or operation of the Project are affected, modified or transformed, the Borrower will use its best efforts to retain its Interests in Real Estate and will consult with the Trustee to determine how best to preserve the interest of the Borrower and the interest of the Trustee in the affected Collateral or Mortgaged Property, and the Borrower shall take no action, which in the reasonable opinion of the Trustee or its counsel could adversely affect or impair their interest in the Collateral or Mortgaged Property or under this Financing Agreement or the Mortgage. If, however, Section 10.02 of this Financing Agreement becomes applicable, Borrower shall prepay the Loan pursuant to said Section.

Section 6.03.         Condemnation. If any Principal Balance of the Bond remains Outstanding when Collateral or Mortgaged Property is taken by condemnation, the Borrower shall either substitute such Collateral or Mortgaged Property as provided in the Indenture or if Section 10.02 of this Financing Agreement is applicable, prepay the Loan pursuant to said Section.

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ARTICLE 7

SPECIAL COVENANTS

Section 7.01.          No Warranty of Condition or Suitability by Issuer. THE ISSUER MAKES NO WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE DESIGN OR CAPACITY OF THE PROJECT TO THE SUITABILITY FOR OPERATION OF THE PROJECT OR AS TO THE CONDITION OF THE PROJECT OR ITS SUITABILITY FOR THE BORROWER’S PURPOSES OR NEEDS. THE ISSUER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, THAT THE BORROWER WILL HAVE QUIET AND PEACEFUL POSSESSION OF THE PROJECT. THE ISSUER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED WITH RESPECT TO THE VIABILITY OR PROFITABILITY OF THE PROJECT.

Section 7.02.         Further Assurances and Corrective Instruments. The Issuer and the Borrower agree that they will, from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered such supplements hereto and such further instruments as may reasonably be required for carrying out the expressed intention of this Financing Agreement, all at the sole expense of the Borrower.

Section 7.03.         Financial Information. The Borrower agrees to furnish any financial information and certifications required by the Issuer, the Trustee or the Purchaser.

Section 7.04.         Taxes and Other Governmental Charges. During the Term of this Financing Agreement, the Borrower shall not allow any state or county assessed taxes on the Project, the Collateral or the Mortgaged Property to become delinquent and shall pay all property and/or excise taxes within the time frames required by Title 39 of the Wyoming Statutes. With respect to special assessments or other governmental charges that may lawfully be paid in installments over a period of years, with or without interest, the Borrower shall be obligated to pay only such installments and interest as are required to be paid during the Term of the Financing Agreement.

Borrower’s tax or assessment liabilities may, however, be deemed delinquent, and a tax lien or assessment lien may be imposed, but only if Borrower has contested, or is actively contesting, tax liabilities, tax liens or assessments in good faith before Wyoming administrative agencies and/or courts as expressly permitted in Title 39 of the Wyoming Statutes. Any contest by Borrower shall be at its own expense, in good faith, but only with the written consent of the Trustee (if the taxes or assessments being contested are State taxes or assessments) or the Purchaser (for all other taxes or assessments), which consent will not be unreasonably denied or delayed. During the course of such contest, however, Borrower will continue to make or cause to be made any required yearly maintenance or rental fees applicable to its Unpatented Mining Claims or perform any required assessment work or improvements annually on each claim and to pay required rental and other fees on its State Leases.

Within ten (10) Business Days of final administrative or judicial resolution of any dispute, Borrower shall pay taxes or assessments adjudicated as due and owing.

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Section 7.05.         Consolidation, Merger, Disposition of Assets. Nothing contained in this Financing Agreement shall prevent any consolidation or merger of the Borrower, or any company or group of companies in which it is a subsidiary or affiliated company, with or into any other limited liability company, corporation or corporations (whether or not affiliated with the Borrower), or successive consolidations or mergers in which the Borrower or its successor or successors shall be a party or parties, or shall prevent any sale or conveyance of all or substantially all the property of the Borrower or any company or group of companies in which it is a subsidiary or affiliated company, to any other corporation (whether or not affiliated with the Borrower), authorized to acquire and operate the same; provided, however, and the Borrower hereby covenants and agrees, that any such consolidation, merger, sale or conveyance, other than a consolidation or merger in which the Borrower or any company or group of companies in which it is a subsidiary or affiliated company is the continuing corporation shall be approved in writing by the Issuer and the Purchaser, and the due and punctual performance and observance of all of the covenants and conditions of this Financing Agreement to be performed and observed by the Borrower, shall be expressly assumed by instrument satisfactory in form and substance to the Issuer, the Trustee and the Purchaser and executed and delivered to the Issuer and the Purchaser by the limited liability company or corporation (if other than the Borrower) formed by such consolidation or into which the Borrower shall have been merged or by the limited liability company or corporation which shall have acquired such property. Upon any such consolidation, merger, sale or conveyance, the Borrower shall deliver to the Issuer, the Trustee and the Purchaser a Borrower’ Representative certificate to the effect that, after giving effect to such action, no default hereunder shall have occurred and be continuing, and an Opinion of Counsel that the instrument of assumption referred to in the preceding sentence is a legal, valid and binding obligation of the corporation signing it.

Section 7.06.         Qualification in Wyoming.  The Borrower agrees that throughout the Term of the Financing Agreement, it will be in good standing and qualified to do business in the State of Wyoming.

Section 7.07.         Collateral Information. Borrower will provide to Purchaser copies of updated technical reports on the Lost Creek Project detailing mineral resources and mineral reserves promptly after being completed and filed with applicable regulators, and in any event, such an updated technical report will be prepared and provided to Purchaser at least every twenty-four months from the date of this Financing Agreement. Such technical reports shall comply with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as promulgated by the Canadian Securities Administrators, which governs the disclosure of mineral technical information by securities issuers in Canada and shall be certified by a “Qualified Person” as defined in National Instrument 43-101. Additionally, if Purchaser requests in writing an updated valuation report, on or about the fourth anniversary of this Financing Agreement, Borrower shall provide to the Issuer and the Purchaser an updated valuation of all Collateral securing the Loan made hereunder, prepared by Person(s) qualified to make such valuation reports.

Section 7.08.         Notification of Event of Default. Borrower shall promptly notify the Issuer, the Trustee and the Purchaser in writing of the occurrence of (a) any Event of Default or any event which would become an Event of Default upon notice or lapse of time or both, (b) any material adverse change in the business, property, assets, operations or conditions, financial or otherwise, of Borrower, and (c) the pendency or threat of any material litigation or arbitration or other proceeding before any governmental body or official affecting the Borrower or the Project.

Section 7.09.         Issuer and Borrower Representatives. Whenever under the provisions of this Financing Agreement the approval of the Issuer or the Borrower is required or the Issuer or the Borrower is required to take some action at the request of the other, such approval or such request may be given for the Issuer by an Issuer’s Representative and for the Borrower by a Borrower’s Representative. Either party shall be authorized to act and rely on any such approval or request.

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ARTICLE 8

ASSIGNMENT OF FINANCING AGREEMENT; INDEMNIFICATION

Section 8.01.         Assignment of Financing Agreement.

(1)         This Financing Agreement may not be assigned, in whole or in part, by the Issuer without the prior consent of the Borrower and the Purchaser, except that the Issuer shall assign and grant a security interest in this Financing Agreement to the Trustee as provided in Section 8.03 hereof.

(2)         This Financing Agreement may not be assigned, in whole or in part, by the Borrower without the consent of the Issuer and the Purchaser; however, the Trustee, upon the direction of the Purchaser, may assign this Financing Agreement, in whole or in part, and sell, convey, transfer or otherwise dispose of the Collateral and the Mortgaged Property, or any part thereof, provided that any such assignment, sale, conveyance, transfer or disposal shall be on the following conditions:

(a) no such assignment, sale, conveyance, transfer or disposal (other than an assignment, sale, conveyance, transfer or disposal pursuant to the provisions of Section 7.05 hereof) shall relieve the Borrower from primary liability for any of Borrower’s Obligations hereunder, and

(b) in the case of an assignment, the assignee shall assume the Borrower’s Obligations hereunder to the extent of the interest assigned by an instrument satisfactory in form and substance to the Purchaser.

Section 8.02.         Release and Indemnification Covenants.

(1)         The Borrower shall and hereby agrees to indemnify and save the Issuer, the Trustee and the Purchaser harmless against and from all claims by or on behalf of any Person arising from the conduct or management of, or from any work or thing done on, the Collateral and the Mortgaged Property, including without limitation, (i) any condition of the Collateral and the Mortgaged Property, (ii) any breach or default on the part of the Borrower in the performance of any of its Borrower’s Obligations under this Financing Agreement, (iii) any act or negligence of the Borrower or of any of its agents, contractors, servants, employees or licensees, or (iv) any act or negligence of any assignee or lessee of the Borrower, or of any agents, contractors, servants, employees or licensees of any assignee or lessee of the Borrower. The Borrower shall indemnify and save the Issuer, the Trustee and the Purchaser harmless from any such claim arising as aforesaid, or in connection with any action or proceeding brought thereon, and upon notice from the Issuer, the Trustee or the Purchaser, the Borrower shall defend them or any of them in any such action or proceeding.

(2)         Notwithstanding the fact that it is the intention of the parties hereto that the Issuer shall not incur any pecuniary liability by reason of the terms of this Financing Agreement or the undertakings required of the Issuer hereunder, by reason of the issuance of the Bond, by reason of the execution of the Bond Purchase Agreement, the Indenture or this Financing Agreement, or by reason of the performance of any act requested of the Issuer by the Borrower or the Purchaser, including all claims, liabilities or losses arising in connection with the violation of any statutes or regulations pertaining to the foregoing; nevertheless, if the Issuer should incur any such pecuniary liability, then in such event the Borrower shall indemnify and hold the Issuer harmless against all claims, demands or causes of action whatsoever, by or on behalf of any Person arising out of the same or out of any offering statement or lack of offering statement in connection with the sale or resale of the Bond and all costs and expenses incurred in connection with any such claim or in connection with any action or proceeding brought thereon, and upon notice from the Issuer, the Borrower shall defend the Issuer in any such action or proceeding. All references to the Issuer or the Trustee in this Section 8.02 shall be deemed to include their members, directors, trustees, officers, employees, and agents.

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(3)         Notwithstanding anything to the contrary contained herein, the Borrower shall have no liability to indemnify the Issuer, the Trustee or the Purchaser against claims or damages resulting from the Issuer’s, the Trustee’s or the Purchaser’s own gross negligence or willful misconduct.

Section 8.03.         Issuer to Assign and Subordinate Interest to Trustee. The parties hereto agree that the Issuer shall assign and grant a security interest in this Financing Agreement to the Trustee. In order to secure payment of the Principal Balance of the Bond and interest thereon, the Issuer shall grant to the Trustee a security interest in all of the Issuer’s right, title, and interest in and to this Financing Agreement, except for the Issuer’s rights under Sections 4.03, 8.02 and 9.04 hereof.

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ARTICLE 9

DEFAULTS AND REMEDIES

Section 9.01.         Event of Default Defined. Any of the following events is hereby defined as and declared to be and to constitute an Event of Default (whatever the reason for such an Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)         If default shall be made in the due and punctual payment of any installment of interest on the Note when it becomes due and payable; or

(2)         If default shall be made in the due and punctual payment of any installment of principal on the Note when it becomes due and payable; or

(3)         If default shall be made in the due and punctual payment of any other money required to be paid to the Issuer under the provisions hereof and such default shall have continued for a period of ten (10) days after written notice thereof, specifying such default, shall have been given by the Issuer or the Trustee to the Borrower; or

(4)         If default shall be made in the performance or observance of any other of the covenants, agreements or conditions on the part of the Borrower contained in this Financing Agreement or the Note, and such default shall have continued for a period of thirty (30) days after written notice thereof given in the manner provided in clause (3) above, without Borrower’s commencing to cure the default where permitted; or

(5)         If any representation or warranty by the Borrower is found, by the Issuer, the Trustee or the Purchaser, to be false or misleading; or

(6)         If Borrower makes a contract or arrangement of any kind (other than with respect to Permitted Encumbrances), the performance of which contract or arrangement by another party does or could give rise to a lien on the Project, without first obtaining the written authorization of the Purchaser, and such default shall have continued for a period of thirty (30) days after written notice thereof given in the manner provided in clause (3) above, without Borrower’s commencing to cure the default; or

(7)         If an Event of Default as defined in the Indenture, or any breach of any provision of the Mortgage, has occurred and is continuing, taking into account any applicable cure or grace period as may be provided in the Indenture or the Mortgage; or

(8)         If the Borrower or either of the Guarantors shall file a petition in bankruptcy or is adjudicated as bankrupt or insolvent, or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver of itself or of its property, or institutes proceedings for its reorganization, or proceedings instituted by others for its reorganization are not dismissed within thirty (30) days after the institution thereof, or a receiver or liquidator of the Borrower or either of the Guarantors of any substantial portion of its property is appointed and the order appointing such receiver or liquidator shall not be vacated within thirty (30) days after the entry thereof.

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Notwithstanding the foregoing, so long as an event of Force Majeure is occurring and the Borrower or either of the Guarantors is unable to perform or observe any agreement, term or condition hereof which would give rise to an Event of Default under subsection (4) above, neither the Borrower nor the Guarantor shall be deemed in default during the continuance of such inability. However, the Borrower or the Guarantor shall immediately notify the Trustee and the Issuer of the extent and nature of any problem created by an event of Force Majeure and limit delays in performance to that required by the event and take all reasonable steps to minimize delays. This provision is not effective, however, unless the failure to perform is beyond the control and without the fault or negligence of the Borrower or the Guarantor.

Once the event of Force Majeure is over, the Borrower or the Guarantor must make all reasonable efforts to become in compliance as soon as possible. If the Borrower does not proceed diligently and come into compliance within 30 days after the event is over, it is then in default.

Section 9.02.         Remedies. Whenever an Event of Default shall have occurred and be continuing, the Issuer, the Trustee, or the Purchaser as provided in Section 8.08 of the Indenture, may take one or any combination of the following remedial steps:

(a)         if and only if the Trustee has declared the Principal Balance of the Bond immediately due and payable by written notice to the Borrower, declare an amount equal to all amounts then due and payable on the Note, whether by acceleration of maturity (as provided in the Security Documents) or otherwise, to be immediately due and payable under this Financing Agreement, whereupon the same shall become immediately due and payable; or

(b)         take whatever action at law or in equity may appear necessary or desirable to collect the amounts then due and thereafter to become due, or to enforce performance and observance of any obligation, agreement or covenant of the Borrower under this Financing Agreement.

Any amounts collected pursuant to action taken under this Section shall, subject to Sections 8.06 and 9.02 of the Indenture, first be applied, on a parity basis, to pay costs incurred by the Issuer, the Trustee and the Purchaser in connection therewith and the remainder shall be applied to the Principal Balance due and payable under the Bond.

The Borrower and the Issuer agree that monetary damages may not be an adequate remedy for default in compliance with non-monetary covenants in this Financing Agreement and, therefore, the Issuer or Trustee, with the written approval of the Purchaser, may seek the remedy of specific enforcement.

Section 9.03.         No Remedy Exclusive. No remedy herein conferred upon or reserved to the Issuer, the Trustee or the Purchaser is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Financing Agreement or now or hereafter existing at law or in equity. No delay or omission to exercise any right or power accruing upon an Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient. In order to entitle the Issuer, the Trustee or the Purchaser to exercise any remedy reserved to it in this ARTICLE, it shall not be necessary to give any notice, other than such notice as may be required in this ARTICLE; provided that the failure to provide any such notice shall not result in a waiver of any such Event of Default or a loss of any such remedy. Such rights and remedies as are given the Issuer hereunder shall also extend to the Trustee and the Purchaser, subject to the provisions of the Security Documents, who shall be entitled to the benefit of all covenants and agreements herein contained.

Section 9.04.         Agreement to Pay Attorneys’ Fees and Expenses. In the event the Borrower should default under any of the provisions of this Financing Agreement and the Issuer, the Trustee or the Purchaser should employ attorneys or incur other expenses for the collection of payments required hereunder or the enforcement of performance or observance of any Borrower’s Obligation or agreement on the part of the Borrower herein contained, the Borrower agrees that it will on demand therefor pay to the Issuer, the Trustee or the Purchaser the reasonable fees and expenses of such attorneys and, such other reasonable out-of-pocket expenses so incurred by the Issuer, the Trustee or the Purchaser.

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Section 9.05.         No Additional Waiver Implied by One Waiver. In the event any agreement contained in this Financing Agreement should be breached by either party and thereafter waived by the other party, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach hereunder.

Section 9.06.         Trustee May File Proof of Claim. If an Event of Default shall have occurred and be continuing under Section 9.01(8) hereof, the Trustee and the Purchaser shall be entitled and empowered by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount owing and unpaid pursuant to this Financing Agreement, irrespective of whether the Principal Balance of the Note or any amount hereunder shall then be due and payable as therein or herein expressed or by declaration or otherwise, and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of the Security Documents, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Purchaser allowed in such judicial proceedings relative to the Borrower, its creditors, or its property, and to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute the same after the deduction, on a parity, of the charges and expenses of the Trustee and the Purchaser, and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized to make such payments to the Trustee and the Purchaser, and to pay to the Trustee and the Purchaser, any amount due for compensation and expenses, including reasonable counsel fees and expenses incurred by them up to the date of such distribution.

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ARTICLE 10

PREPAYMENT OF THE LOAN

Section 10.01.         Optional Prepayment of the Loan. The Issuer hereby grants Borrower the option to prepay all or any portion of the Loan in accordance with the terms and conditions of the Bond.

Section 10.02.         Mandatory Prepayment of the Loan. Notwithstanding the covenants and agreements of the Borrower in ARTICLE I of the Mortgage, Borrower shall prepay the Loan in full prior to the expiration of this Financing Agreement if (i) as a result of any changes in the constitution of the State of Wyoming or the Constitution of the United States of America or of legislative or administrative action (whether state or federal) or in the event of the repeal or material modification of the current General Mining Law of 1872 during the Term of the Financing Agreement or of final decree, judgment or order of any court or administrative body (whether state or federal), this Financing Agreement becomes void or unenforceable or impossible to perform in accordance with the intent and purpose of the parties as expressed in this Financing Agreement, or (ii) all or substantially all of the Collateral shall have been damaged or destroyed or there occurs condemnation of all or substantially all of the Mortgaged Property or the taking by eminent domain of such use or control of the Mortgaged Property as in each case renders the Collateral and the Mortgaged Property unsatisfactory to the Purchaser as security on the Bond and Borrower has not elected, as expressed in a certificate delivered to the Trustee within thirty (30) days after the occurrence of such event, to restore or replace the Collateral and the Mortgaged Property with other property of similar value that is acceptable to the Purchaser.

Section 10.03.         Prepayment Price.

(a)         In the case of a partial prepayment pursuant to Section 10.01 hereof, the prepayment price shall equal the principal amount so redeemed plus accrued interest thereon to the date of redemption, without penalty or premium. The principal so redeemed shall be applied so as to reduce the Principal Balance of the Note but there shall be no reduction in the quarterly payments of principal and interest that are due thereon.

(b)         In the case of prepayment of the entire Loan pursuant to Sections 10.01 or 10.02 hereof, the prepayment price shall be a sum sufficient, together with any other funds available for that purpose, to pay, or redeem and pay the Principal Balance of the Bond at the applicable payment price, as to principal and interest to said payment date, without penalty or premium, all as set forth in the Bond, and to pay all Additional Charges accrued and to accrue through final payment of the Bond and all other liabilities of Borrower accrued and to accrue hereunder through final payment of the Bond.

Section. 10.04.         Notice of Prepayment. In order to exercise a prepayment option granted in, or to consummate a mandatory prepayment required by, this Article, Borrower shall give written notice to the Trustee which shall specify therein the date of closing of the prepayment which date shall be not less than thirty (30) days nor more than sixty (60) days from the date the notice is mailed. The failure to give notice of a mandatory prepayment required by Section 10.02 hereof shall not relieve Borrower of its obligation to make such a prepayment and the date of closing of such prepayment shall be not less than ten (10) days nor more than thirty (30) days after the event giving rise to such prepayment, as determined by the Borrower or, if the Borrower shall fail or refuse to make such a determination, by the Purchaser.

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Section 10.05.         Effect of Events of Default on Optional Prepayment. The option to prepay granted to Borrower in Section 10.01 hereof may be exercised whether or not Borrower is in default hereunder, provided that such default is cured on the date of closing of such prepayment. Further, any and all costs and expenses incurred by the Issuer, the Trustee or the Purchaser relating to or as a result of such default, including attorney fees, shall be reimbursed to the Issuer, the Trustee or the Purchaser by the Borrower on or before the date of closing of such prepayment.

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ARTICLE 11

BORROWER’S OPTIONS

Section 11.01.         Direction of Investments. Except during the continuance of an Event of Default, the Borrower, with the written approval of the Purchaser, shall have the right during the Term of the Financing Agreement to direct the Trustee to invest or reinvest all monies held for the credit of Funds established by ARTICLE FIVE of the Indenture, subject, however, to the further conditions of ARTICLE SIX of the Indenture.

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ARTICLE 12

MISCELLANEOUS

Section 12.01.          Term of the Financing Agreement. This Financing Agreement shall remain in full force and effect from the date hereof to and including such time as (a) the Principal Balance of the Bond and interest accrued thereon and the fees and expenses of the Issuer, the Trustee and the Purchaser shall have been fully paid or provision satisfactory to the Person to whom such amounts are payable have been made for such payments, or (b) the Trustee shall no longer hold any moneys under ARTICLE SEVEN of the Indenture, whichever is later.

Section 12.02.          Notices. All notices, certificates or other communications hereunder shall be in writing (except as otherwise expressly provided herein) and shall be sufficiently given and shall be deemed given by electronic means, upon receipt by hand delivery, overnight delivery by a nationally recognized express transportation company, telecopy, or when mailed by first class mail, postage prepaid, with proper address as indicated below.

To the Issuer:	Sweetwater County, Wyoming
80 W. Flaming Gorge Way
Green River, WY 82935
Attn: Sweetwater County Clerk
Tel: (307) 872-3732
Fax: (307) 872-3994
E-Mail: davis@sweet.wy.us

To the Borrower:	Lost Creek ISR, LLC
10758 West Centennial Road, Suite 200
Littleton, CO 80127
Attn: General Counsel
Tel: (720) 981-4588
Fax: (720) 981-5643
E-Mail: penne.goplerud@ur-energy.com

With a copy to:	Ur-Energy USA Inc., as Guarantor
Ur-Energy Inc., as Guarantor
10758 West Centennial Road, Suite 200
Littleton, CO 80127
Attn: Roger L. Smith, CFO
Tel: (303) 269-7703
Fax: (720) 981-5643
E-Mail: Roger.Smith@ur-energy.com

To the Trustee:	Zions First National Bank
1001 17th Street, Suite 850
Denver, CO 80202
Attn: Corporate Trust & Escrow Services
Tel: (720) 947-7438
Fax: (855) 547-6178
E-Mail: nwitoff@zionsbank.com

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To the Purchaser:	Wyoming State Treasurer
Capitol Building
200 West 24th Street, Room 122
Cheyenne, Wyoming 82002
Attn: Deputy State Treasurer
Tel: (307) 777-7475
Fax: (307) 777-5411
E-Mail: sharon.garland@wyo.gov

A duplicate copy of each notice, certificate, or other communication given hereunder by the Issuer or the Borrower shall also be given to the Trustee and the Purchaser. The Issuer, the Borrower, the Trustee and the Purchaser may, by written notice given hereunder, designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent.

Section 12.03.          Binding Effect. Except as provided herein, this Financing Agreement shall inure to the benefit of and shall be binding upon the Issuer, the Borrower and their respective successors and assigns and is intended to be the entire agreement between the parties hereto.

Section 12.04.          Severability. In the event any provision of this Financing Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof and this Financing Agreement shall remain in full force and effect.

Section 12.05.          Amount Remaining in Debt Service Fund. Subject to Section 12.08 of the Indenture, it is agreed by the parties hereto that any amounts remaining in the Debt Service Fund upon expiration of this Financing Agreement, and after payment in full of all Additional Charges, and all other amounts required to be paid under this Financing Agreement and the Indenture, shall belong to and be paid to Borrower by Trustee.

Section 12.06.          Authority of Borrower’s Representative. Whenever under the provisions of this Financing Agreement the approval of Borrower is required, or Issuer is required to take some action at the request of Borrower, such approval or such request shall be made by Borrower’s Representative unless otherwise specified in this Financing Agreement, and the Issuer or the Trustee shall be authorized to act on any such approval or request.

Section 12.07.          Authority of Issuer’s Representative. Whenever under the provisions of this Financing Agreement the approval of Issuer is required, or Borrower is required to take some action at the request of Issuer, such approval or such request shall be made by the Issuer’s Representative unless otherwise specified in this Financing Agreement, and the Borrower or the Trustee shall be authorized to act on such approval or request.

Section 12.08.          Indemnity. The Borrower will pay, and will protect, indemnify and save the Issuer and Trustee harmless from and against all liabilities, losses, damages, costs, expenses (including reasonable attorneys’ fees), causes of action, suits, claims, demands and judgments of any nature arising from:

(a)          any injury to or death of any person or damage to property in or upon the Project and the Mortgaged Property or growing out of or connected with the use, nonuse, condition or occupancy of the Project and the Mortgaged Property or a part thereof;

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(b)          violation of any agreement or condition of this Financing Agreement, except by the Issuer or the Trustee;

(c)          violation of any contract, agreement or restriction by the Borrower relating to the Project and the Mortgaged Property which shall have existed at the time of the making of the Loan; and

(d)          violation of any law, ordinance or regulation affecting the Project, the Collateral, the Mortgaged Property or a part thereof or the ownership, occupancy or use thereof.

Notwithstanding anything to the contrary contained herein, the Borrower shall have no liability to indemnify the Issuer, the Trustee or the Purchaser against claims or damages resulting from the Issuer’s, the Trustee’s or the Purchaser’s own gross negligence or willful misconduct.

The indemnification herein provided shall survive the termination of this Financing Agreement, the payment in full of the Bond and the resignation or removal of the Trustee.

Section 12.09.         Amendments. No term or provision of this Financing Agreement may be amended, modified, revoked, supplemented, waived or otherwise changed except by a written instrument executed by the party to be charged with such amendment, modification, revocation, supplement, waiver or change. A copy of any such amendment shall be promptly furnished to the Trustee and the Purchaser.

Section 12.10.         Execution in Counterparts. This Financing Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 12.11.         Governing Law. This Financing Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

Section 12.12.         Captions. The captions and headings in this Financing Agreement are for convenience only and no way define, limit or describe the scope or intent of any provisions or sections of this Financing Agreement.

Section 12.13.        No Pecuniary Liability of Issuer. No provision, covenant or agreement contained in this Financing Agreement or any obligations herein imposed upon Issuer, or the breach thereof, shall constitute or give rise to a pecuniary liability of Issuer or a charge against its general credit or taxing powers. In making the agreements, provisions and covenants set forth in this Financing Agreement, Issuer has not obligated itself except with respect to the application of the revenues, income and all other property derived pursuant to this Financing Agreement.

Section 12.14.         Counting of Days. Unless otherwise expressly stated, the term “days” when used herein means calendar days. If any time period ends on a Saturday, Sunday or holiday, officially recognized by the State of Wyoming or Trustee, the period shall be deemed to end on the next succeeding Business Day.

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ARTICLE 13

DISCLOSURE OF INFORMATION

Section 13.01.          Disclosure of Information. Borrower shall provide to the Purchaser the following items within the time lines noted: (1) within one hundred and eighty (180) days after the end of its Fiscal Year, copies of audited annual financial statements for the preceding Fiscal Year for Borrower or any consolidated financial statements of which Borrower is a subsidiary; (2) on or before October 15 of each year, copies of federal income tax returns for Borrower or any tax filing organization of which Borrower is a subsidiary, as filed with the Internal Revenue Service, including any amendments or audit adjustments with respect thereto; and (3) on the Closing Date projected financial statements based on its reasonable estimates and assumptions as of that time; provided that the Purchaser acknowledges that the same are only estimates and projections for its current Fiscal Year and the next two succeeding Fiscal Years. The Purchaser reserve the right to request, and the Borrower agrees to provide to the requesting party, additional information and documentation with respect to all information provided by Borrower pursuant to this Financing Agreement.

All documents provided to the Issuer and the Purchaser by any party are subject to the provisions of the Wyoming Public Records Act (Wyo. Stat. §§ 16-4-201 through 16-4-304).

IN WITNESS WHEREOF, the Issuer has caused this Financing Agreement to be executed in its name and the Borrower has caused this Financing Agreement to be executed in its name all as of the date first above written.

(SEAL)	SWEETWATER COUNTY, WYOMING

/s/ Wally J. Johnson
Chairman, Board of County Commissioners

ATTESTED:

/s/ Steven Dale Davis
County Clerk

35

[Counterpart Signature Page to Financing Agreement for Borrower]

LOST CREEK ISR, LLC
a Wyoming limited liability company
by its Member/Manager Ur-Energy USA Inc., a Colorado corporation

By:	/s/ Wayne W. Heili
Wayne W. Heili, CEO

36

SCHEDULE C

This Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and

Financing Statement contains after-acquired property provisions.

THIS INSTRUMENT COVERS THE INTEREST OF MORTGAGOR IN MINERALS OR THE LIKE BEFORE EXTRACTION AND THE SECURITY INTEREST CREATED BY THIS INSTRUMENT ATTACHES TO SUCH MINERALS IN-PLACE, AS EXTRACTED AND TO THE ACCOUNTS RESULTING FROM THE SALE THEREOF. THIS INSTRUMENT COVERS THE INTEREST OF MORTGAGOR IN FIXTURES, EQUIPMENT AND COLLATERAL SUBJECT TO THE UNIFORM COMMERCIAL CODE. THIS INSTRUMENT IS TO BE FILED FOR RECORD, AMONG OTHER PLACES, IN THE REAL ESTATE RECORDS OF SWEETWATER COUNTY, WYOMING. PRODUCTS OF THE COLLATERAL ARE ALSO COVERED.

MORTGAGE, ASSIGNMENT OF REVENUES, SECURITY AGREEMENT,

FIXTURE FILING AND FINANCING STATEMENT

between

LOST CREEK ISR, LLC

as Mortgagor

and

ZIONS FIRST NATIONAL BANK

as Trustee and Mortgagee

Dated as of October 23, 2013

$34,000,000

SWEETWATER COUNTY, WYOMING

TAXABLE INDUSTRIAL DEVELOPMENT REVENUE BOND

(LOST CREEK ISR, LLC PROJECT)

SERIES 2013

This instrument was prepared by and
when recorded should be returned to:

Freudenthal & Bonds, P.C.
129 East Carlson
Cheyenne, WY 82009

THIS MORTGAGE, ASSIGNMENT OF REVENUES, SECURITY AGREEMENT, FIXTURE FILING AND FINANCING STATEMENT (herein sometimes called the “Mortgage”) is made as of October 23, 2013, by and between LOST CREEK ISR, LLC, a Wyoming limited liability company having its office at 5880 Enterprise Drive, Suite 200, Casper, WY 82609 (herein, together with its successors and assigns, the “Mortgagor”), and ZIONS FIRST NATIONAL BANK, a national banking association duly organized and validly existing under the laws of the United States, with a corporate trust office located at 1001 17th Street, Suite 850, Denver, CO 80202, as trustee and mortgagee hereunder (herein, together with its successors and assigns, the “Trustee” or the “Mortgagee”);

RECITALS AND DEFINITIONS

(Terms not defined herein shall have the meaning provided in the Indenture, the Financing Agreement, the Bond and the Note, in the priority just set forth.)

Mortgagor hereby represents, covenants and warrants to the Mortgagee, as follows:

A.           Properties. Except as set forth on EXHIBIT D attached hereto, the Mortgagor owns, leases or holds certain properties consisting of Unpatented Mining Claims, mineral rights, leasehold and other rights and interests in Sweetwater County, Wyoming, as further described herein, including on EXHIBITS A-1 and A-2 (the “Unpatented Mining Claims”) and EXHIBIT B (the “State Leases”) attached hereto and incorporated herein by reference, which are collectively referred to herein as the “Properties;” subject only to the paramount title of the United States as to the Unpatented Mining Claims and the rights, if any, of third parties to the lands within such Unpatented Mining Claims pursuant to the Multiple Mineral Development Act of 1954, the Surface Resources and Multiple Use Act of 1955 and the Federal Land Policy and Management Act of 1976 and subject to the Permitted Encumbrances set forth in EXHIBIT D attached hereto. With respect to the Unpatented Mining Claims listed on the attached EXHIBITS A-1 and A-2, except as disclosed in EXHIBIT D and subject to the paramount title of the United States and the statutory rights of third parties as described above, the Mortgagor is in exclusive possession thereof. Nothing herein shall be deemed a representation that any Unpatented Mining Claim contains a discovery of valuable minerals, or that Mortgagor has established or is maintaining pedis possessio rights with respect to any such claim.

B.           The Project. Mortgagor has developed a uranium in situ recovery facility in Sweetwater County, Wyoming, that commenced production operations in August 2013.

C.           The Bond; Indenture; and Financing Agreement. For the purpose of financing the Project and to pay the costs incidental to the issuance and delivery of the hereinafter described Bond (the “Costs of Issuance”), Sweetwater County, Wyoming (with its successor or assigns, the “Issuer”), a political subdivision organized and existing under the constitution and laws of the State of Wyoming (the “State”), will issue and deliver its $34,000,000 Taxable Industrial Development Revenue Bond (Lost Creek ISR, LLC Project), Series 2013, dated October 23, 2013 (the “Bond”) pursuant to the Industrial Development Projects Act, Title 15, Chapter 1, Article 7, Wyo. Stat. (the “Act”), under and secured by an Indenture of Trust, of even date herewith, between the Issuer and the Trustee (the “Indenture”), and loan the proceeds thereof to the Mortgagor (the “Loan”) pursuant to a Financing Agreement, of even date herewith, between the Issuer and the Mortgagor, as Borrower (the “Financing Agreement”). Pursuant to ARTICLE 4 of the Financing Agreement, the Mortgagor has covenanted, among other things, to make payments on the Loan in amounts sufficient to pay the principal of and interest on the Bond when due (the “Loan Payments”). The Issuer has, by the Indenture, pledged and granted to the Mortgagee a security interest in all of its right, title and interest in the Financing Agreement (except for certain rights to payment of certain expenses and indemnification), including, but not limited to its right to receive such Loan Payments, in order to secure the full and prompt payment of the principal of and interest on the Bond.

The Bond will be sold and privately placed with the State of Wyoming, acting by and through the Wyoming State Treasurer (the “Purchaser” or “Owner”), pursuant to the provisions of a Bond Purchase Agreement by and among the Issuer, the Borrower and the Purchaser, of even date herewith (the “Bond Purchase Agreement”), in order to provide funds to pay the Project Costs and the Costs of Issuance.

D.           Promissory Note, Principal and Interest. Pursuant to the Financing Agreement, the Mortgagor has covenanted, among other things, to make Loan Payments and has executed one (1) promissory note in favor of the Issuer, which has been assigned to the Trustee, in the principal amount of $34,000,000, dated as of the date of delivery of the Bond and due on October 15, 2021(the “Note”). The Note and the Bond bear interest at a fixed rate of 5.75%. Pursuant to the Indenture, the Mortgagor is to pay on the Note such amounts as are required to meet the obligations on the Bond. The Mortgagor is or will become justly indebted to the Trustee in the amount of the Bond in accordance with the terms of the Financing Agreement and the Note.

E.           Loan Documents. The term “Loan Documents” shall mean and include the Bond Purchase Agreement, the Indenture, the Financing Agreement, this Mortgage, the Assignment of Product Sales Contracts, the Assignment of Revenues contained within this Mortgage, the Security Agreement contained within this Mortgage, the Fixture Filing contained within this Mortgage, the Financing Statement contained within this Mortgage, the Bond, the Note, and any other documents executed and delivered by the Mortgagor in connection therewith, or otherwise evidencing or securing any indebtedness of the Mortgagor to the Mortgagee.

F.           The Liabilities. As used in this Mortgage, the term “Liabilities” means and includes all of the following: the principal of and interest on the Note, the Bond and any and all other amounts which may at any time be or become due or owing under the Indenture and the Financing Agreement; all indebtedness of any kind arising under, and all amounts of any kind which may at any time be or become due or owing to the Mortgagee under or with respect to any of the Loan Documents; all of the covenants, obligations and agreements (and the truth of all representations and warranties) of the Mortgagor in, under or pursuant to the Loan Documents; any and all advances, costs or expenses paid or incurred by the Mortgagee to protect any or all of the Collateral (hereinafter defined), performance of any obligation of the Mortgagor hereunder or collection of any amount owing to the Mortgagee which is secured hereby; any and all other liabilities, obligations and indebtedness, howsoever created, arising or evidenced, direct or indirect, absolute or contingent, recourse or “nonrecourse,” now or hereafter existing or due or to become due, owing by the Mortgagor to the Mortgagee; interest on all of the foregoing; all costs (including, without limitation, attorneys’ fees and expenses) incurred by the Mortgagee or the Purchaser in the enforcement and collection of the amounts due under the Loan Documents, and the other documents, instruments, obligations and liabilities described hereinabove; and all renewals, extensions, amendments, and substitutions of the above whether or not Mortgagor executes any renewal or extension agreement.

G.           The Collateral. For purposes of this Mortgage, the term “Collateral” means all of the following, including any after-acquired property of a like kind or nature. Without prejudice to its obligations contained in the Loan Documents, the Mortgagor shall advise the Mortgagee, within forty-five (45) days after June 30 and December 31 of each calendar year after the date of this Mortgage, as to any additional interests in the Mortgaged Property it has acquired and any other material assets acquired by the Mortgagor during such preceding six-month period and shall, at the request of the Mortgagee or the Owner of the Bond, execute, acknowledge and deliver such other and further instruments and agreements necessary or desirable to include such interests and assets as a part of the Mortgaged Property hereunder.

1.          All lands and real property, including all leasehold, option rights, mineral interests, Unpatented Mining Claims (lode), amended claims, relocated claims, royalties and other real property interests (whether surface, underground, mineral, or other), as more particularly described on EXHIBITS A-1 and A-2 (Unpatented Mining Claims) and EXHIBIT B (State Leases) attached hereto and incorporated herein by reference (collectively, the “Lands”). The term Lands also includes all rights of the Mortgagor under all leases (including State Leases), licenses, occupancy agreements, concessions or other arrangements, whether written or oral, whether now existing or entered into at any time hereafter, whereby any person agrees to pay money or any consideration for the use, possession or occupancy of, or any estate in, the Lands, the Project or any part thereof, and all rents, income, profits, benefits, avails, advantages and claims against guarantors under any thereof (all of the foregoing is herein referred to collectively as the “Leases”).

2.          All processed and unprocessed metallic and nonmetallic ore, including uranium and uranium ore minerals, and all other locatable minerals located in or under all or any part of the Lands or otherwise produced therefrom (the “Ore”), including “As-Extracted Collateral” as defined in Wyo. Stat. § 34.1-9-102(a)(vi) of the Wyoming Uniform Commercial Code (the “UCC”), all whether in-place, extracted, produced, processed, stored or otherwise severed (collectively, the “Minerals”).

3.          All surface or subsurface machinery, equipment, facilities, supplies or other property of whatsoever kind or nature of Mortgagor (excluding drilling rigs, trucks, automotive equipment or other property taken to the premises for temporary uses) now or hereafter located on any of the Lands which are required, used or useful for the production, treatment, storage or transportation of Minerals, including, without limitation, the in situ solution mining facilities now existing or hereafter acquired or constructed, consisting of processing plants, process machinery, and equipment used in connection with such processing plants (the “Equipment”), including all instruments, accounts and chattel paper arising therefrom (including leases and conditional sales contracts); and the proceeds of all of the foregoing, including proceeds in the form of goods, accounts, chattel paper, documents, instruments and general intangibles. EXHIBIT C, attached hereto, is a listing of all titled Equipment.

4.          All Goods, personal property and/or Equipment of Mortgagor that have become so related to the Land that an interest in them arises under Wyoming real estate law (the “Fixtures”).

5.          All of Mortgagor's interest now owned or hereafter acquired in and to all Fixtures and all proceeds, products, renewals, increases, profits, substitutions, replacements, additions, amendments and accessions thereof, thereto or therefor.

6.          All buildings, structures, replacements, furnishings, fixtures, fittings and other improvements and property of every kind and character now or hereafter located or erected on the Lands, together with all building or construction materials, equipment, appliances, machinery, plant equipment, fittings, apparati, fixtures and other articles of any kind or nature whatsoever now or hereafter found on, affixed to or attached to the Lands, including (without limitation) all motors, boilers, engines and devices for the operation of pumps, and all heating, electrical, lighting, power, plumbing, air conditioning, refrigeration and ventilation equipment (all of the foregoing is herein referred to collectively as the “Improvements”).

7.          All building materials, goods, construction materials, appliances (including stoves, refrigerators, water fountains and coolers, fans, heaters, incinerators, compactors, dishwashers, clothes washers and dryers, water heaters and similar equipment), supplies, blinds, window shades, carpeting, floor coverings, elevators, office equipment, growing plants, fire sprinklers and alarms, control devices, equipment (including motor vehicles and all window cleaning, building cleaning, swimming pool, recreational, monitoring, garbage, air conditioning, pest control and other equipment), tools, furnishings, furniture, light fixtures, non-structural additions to the Lands, and all other tangible property of any kind or character now or hereafter owned by the Mortgagor and used or useful in connection with the Lands, any construction undertaken in or on the Lands, any trade, business or other activity (whether or not engaged in for profit) for which the Lands are used, the maintenance of the Lands or the convenience of any guests, licensees or invitees of the Mortgagor, all regardless of whether located in or on the Lands or located elsewhere for purposes of fabrication, storage or otherwise (all of the foregoing is herein referred to collectively as the “Goods”).

8.          To the extent assignable, all goodwill, trademarks, trade names, option rights, purchase contracts, contract rights, books and records and general intangibles of the Mortgagor relating to the Lands, and all accounts, contract rights, instruments, chattel paper and other rights of the Mortgagor for payment of money for property sold or lent, for services rendered, for money lent, or for advances or deposits made, all building permits, governmental permits, licenses and authorizations related to the Lands, any other agreements now or in the future existing respecting the management and operations of the Project, all amendments or modifications to any of the foregoing, and any other management agreements, leasing agreements and any maintenance and service contracts, and any other intangible property of the Mortgagor related to the Lands (all of the foregoing is herein referred to collectively as the “General Intangibles”).

9.          To the extent assignable, all building permits, governmental permits, licenses and authorizations related to the Project, as set forth in EXHIBIT F attached hereto.

10.        To the extent assignable, all accounts receivable, contract rights, notes receivable, revenues, rents, issues, profits, royalties, avails, income and other benefits derived or owned by the Mortgagor directly or indirectly from the Lands and the Project (all of the foregoing are herein collectively called the “Revenues”).

11.        All rights of the Mortgagor to plans and specifications, designs, drawings and other matters prepared for any construction or improvements in or on the Lands (all of the foregoing are herein called the “Plans”).

12.        All rights of the Mortgagor as seller or borrower under any agreement, contract, understanding or arrangement pursuant to which the Mortgagor has or may hereafter have, with the consent of the Mortgagee, obtained the agreement of any Person to pay or disburse any money for the Mortgagor’s sale (or borrowing on the security) of the Collateral or any part thereof (all of the foregoing are herein referred to collectively as the “Contracts for Sale”).

13.        All contracts for the sale of Ore produced by the Mortgagor (the “Product Sales Contracts”) which have been assigned to the Mortgagee by the Mortgagor and Ur-Energy USA Inc., a Colorado corporation, which is the sole member and manager of Mortgagor, and which is a Guarantor of Borrower’s Obligations (as defined in the Financing Agreement), pursuant to that certain Assignment of Product Sales Contracts dated as of the date hereof.

14.         All contracts, if any, now in effect or hereafter entered into by the Mortgagor, for the sale, purchase, exchange, supply, handling, processing, refining, beneficiation and/or transportation of Ore produced from all or any part of the Lands or from any other lands any production from which, or profits or proceeds from such production, is attributable to any interest in the Lands (all of the foregoing are herein referred to collectively as the “Post-Production Contracts”); provided, however, that Post-Production Contracts excludes Product Sales Contracts.

15.         All refunds, rebates, reimbursements, reserves, deferred payments, deposits, cost savings, governmental subsidy payments, governmentally-registered credits (such as emissions reduction credits) and payments of any kind due from or payable by (i) any federal, state, municipal or other governmental or quasi-governmental agency, authority or district (a “Governmental Agency”) or (ii) any insurance or utility company relating to any or all of the Lands and the Project.

16.         All refunds, rebates, reimbursements and payments of any kind due from or payable by any Governmental Agency for any taxes, assessments, or governmental or quasi-governmental charges or levies imposed upon Mortgagor with respect to the Collateral or upon any or all of the Collateral.

17.         All goods held for sale or lease or furnished under contracts of service, raw materials, works in progress, materials used or consumed in operation of the Project, and goods held for sale or lease or furnished under contracts of service (all of the foregoing are herein collectively called the “Inventory”).

18.         All other property or rights of the Mortgagor of any kind or character related to the Lands, the Improvements, the Unpatented Mining Claims and the Project, and all proceeds (including, without limitation, insurance and condemnation proceeds) and products of any of the foregoing. (The Lands, the Improvements and the Unpatented Mining Claims described herein, and any other property which is real estate under applicable law, is sometimes referred to collectively herein as the “Mortgaged Property.”)

GRANT

NOW THEREFORE, for and in consideration of the various agreements contained herein and in the Financing Agreement and the Loan Documents, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the Mortgagor, and in order to secure the full, timely and proper payment and performance of each and every one of the Liabilities:

THE MORTGAGOR HEREBY MORTGAGES, CONVEYS, GRANTS, BARGAINS, SELLS, TRANSFERS AND ASSIGNS TO THE MORTGAGEE AND ITS SUCCESSORS AND ASSIGNS FOREVER, AND GRANTS TO THE MORTGAGEE A CONTINUING SECURITY INTEREST IN AND TO, ALL OF THE COLLATERAL

TO HAVE AND TO HOLD the Collateral unto the Mortgagee and its successors and assigns forever, hereby expressly waiving and releasing any and all right, benefit, privilege, advantage or exemption under and by virtue of any and all statutes and laws of the State or other jurisdiction in which the Collateral is located providing for the exemption of homesteads from sale on execution or otherwise.

Except as set forth in EXHIBIT D, the Mortgagor hereby covenants with and warrants to the Mortgagee and with the purchaser at any foreclosure sale: that at the execution and delivery hereof it (i) is the record owner of and holds an exclusive possessory interest in the Unpatented Mining Claims comprising a portion of the Lands, subject only to the paramount title of the United States as to those Unpatented Mining Claims and the rights, if any, of third parties to the lands within such Unpatented Mining Claims pursuant to the Multiple Mineral Development Act of 1954, the Surface Resources and Multiple Use Act of 1955 and the Federal Land Policy and Management Act of 1976; and (ii) holds a good and valid leasehold interest in the State Leases; that the Collateral is free from all encumbrances arising by, through or under Mortgagor, or, to Mortgagor’s knowledge, any third party (and any claim of any other person thereto) other than the encumbrances set forth on EXHIBIT D attached hereto and made a part hereof (the “Permitted Encumbrances”); that it has good and lawful right to sell, mortgage and convey the Collateral (subject, with respect to the State Leases, to obtaining the consent of the Office of State Lands and Investments of the State of Wyoming); and that, subject to the exceptions and limitations set forth in this paragraph, it and its successors and assigns will forever warrant and defend its right, title and interest in and to the Collateral against all claims and demands whatsoever. Nothing herein shall be deemed a representation that any Unpatented Mining Claim contains a discovery of valuable minerals, or that Mortgagor has established or is maintaining pedis possessio rights with respect to any such claim.

ARTICLE I

COVENANTS AND AGREEMENTS OF MORTGAGOR

Further to secure the full, timely and proper payment and performance of the Liabilities, the Mortgagor hereby covenants and agrees with, and warrants to the Mortgagee as follows:

1.          Payment and Performance of Liabilities. The Mortgagor will duly pay and perform its obligations hereunder and under and in connection with the Loan Documents to which it is a party as and when required by their terms.

2.          Warrant and Defend Title. The Mortgagor will warrant and forever defend its right, title and interest in and to the Unpatented Mining Claims and State Leases related to the Lands and Post-Production Contracts (except to the extent such Mortgagor is permitted to encumber, abandon or dispose of the same pursuant to this Mortgage or the Loan Documents without resulting in an Event of Default) unto the Mortgagee against every Person whomsoever lawfully claiming the same or any part thereof and the Mortgagor will maintain and preserve the lien hereby created.

3.          Further Assurances. Upon the request of the Mortgagee or the Purchaser, the Mortgagor will execute and deliver such other and further instruments and will do such other and further acts as in the reasonable opinion of the Mortgagee or the Purchaser may be necessary or desirable to carry out more effectually the purposes of this Mortgage, including (a) prompt correction of any defect which may hereafter be discovered in the execution and acknowledgment of this Mortgage or any other document executed in connection herewith, and (b) supplements to this Mortgage as reasonably required from time to time by the Mortgagee.

4.          Payment of Taxes and Fees. The Mortgagor will pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labor, material, supplies, Goods, General Intangibles and services); provided, however, that the foregoing shall not require the Mortgagor to pay or discharge any such tax assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with generally accepted accounting principles with respect thereto.

5.          Maintenance of Collateral. Subject to the provisions and rights set forth in the Financing Agreement, the Mortgagor will: not abandon the Collateral; not do or suffer anything to be done which would depreciate or impair the value of the Collateral or the security of this Mortgage; not remove or demolish any of the Improvements; pay promptly for all labor and materials for all construction, repairs and improvements to or on the Collateral; not make any changes, additions or alterations to the Collateral or the Improvements except as required by any applicable governmental requirement or as otherwise approved in writing by the Mortgagee and Purchaser; maintain, preserve and keep the Goods and the Improvements in good, safe and insurable condition and repair and promptly make any needful and proper repairs, replacements, renewals, additions or substitutions required by wear, damage, obsolescence or destruction; promptly restore and replace any of the Improvements, Goods or Equipment which are destroyed or damaged; not commit, suffer, or permit waste of any part of the Mortgaged Property, except for the anticipated and permitted recovery of Minerals; and maintain all grounds and abutting streets, sidewalks and roads in good and neat order and repair. The Mortgagor will (i) cause each of the Lands owned, held or hereafter acquired by or for the Mortgagor and necessary or appropriate to the operation of an in-situ recovery operation, or mine or mines upon the Lands to be kept in full force and effect by the payment of whatever sums may become payable and by the fulfillment of whatever other obligations, and the performance of whatever other acts may be required to the end that forfeiture or termination of each such interest shall be prevented unless the termination, forfeiture or other relinquishment of the interest is authorized by any operating plan or plan of operations then in effect thereunder, (ii) conduct all drilling, mining, exploratory work and related operations and activities in compliance with applicable federal, state and local laws and good and miner-like practice, (iii) maintain the Mortgagor as the sole owner of, and retain its exclusive possession of, all Unpatented Mining Claims, free and clear of all liens, subject only to the paramount title of the United States, statutory rights of third parties, and Permitted Encumbrances, (iv) timely pay all required federal claim maintenance fees, and timely record and file in the appropriate county and federal offices adequate affidavits and notices of timely payment of such fees, and amend, relocate, and locate new mining claims with respect to those Unpatented Mining Claims as reasonably necessary to protect the Mortgagor’s and the Mortgagee’s interest in the Collateral, (v) timely make all payments and perform all obligations to prevent the forfeiture or termination of any portion of the Lands, and (vi) do all other things necessary to preserve and maintain the right, title and interest of the Mortgagee and the Purchaser in the Collateral. Subject to the rights set forth in Section 3.01 of the Financing Agreement, the Mortgagor shall not abandon all or any portion of the Lands that is producing or capable of commercial production or forfeit, surrender or release any lease, sublease, operating agreement or other agreement or instrument comprising or affecting the Collateral.

6.          Maintenance of Unpatented Mining Claims and Payment of State Leases. To the extent not otherwise addressed herein, the Mortgagor covenants and agrees to timely pay all claim maintenance fees, to timely make all filings and recordings, including affidavits of payment, and to otherwise timely take all other necessary actions and pay such amounts relating to the preservation, maintenance, continuance and validity of Unpatented Mining Claims as may be required by any federal, state or local governmental authority. The Mortgagor shall pay all fees and expenses relating to the Unpatented Mining Claims, including but not limited to annual maintenance fees, on or before July 15th of each year, and provide an “Affidavit of Payment of Maintenance Fees and of Intention to Hold Mining Claims” (with list attached) to Purchaser within five (5) days of payment or by August 1st of each year, whichever shall occur first. In the event that the Purchaser has not received the notice and evidence described in the preceding sentence by August 1, the Purchaser may, on behalf of the Mortgagor, make and pay any claim maintenance fees, in which event the Mortgagor shall promptly reimburse the Purchaser for any such fees, with interest at the rate set forth in the Financing Agreement, in addition to any costs and expenses incurred in making such payments, and all such amounts shall be Liabilities hereunder. Mortgagor further covenants and agrees to pay all required fees due in respect of the State Leases at least forty-five days prior to deadlines for such required payments and provide prompt written notice and evidence of the payment to Purchaser.

7.          Access by Mortgagee and Purchaser. The Mortgagor will at all times: deliver to the Purchaser either all of its executed originals or certified copies of all certificates of location and amendments thereto, leases, agreements creating or evidencing Goods, General Intangibles, Plans, Contracts for Sale, all amendments and supplements thereto, and any other document which is, or which evidences, governs, or creates, Collateral; permit access by the Mortgagee and the Purchaser to its books and records, development and operations progress reports, sales records, offices, insurance policies and other papers for examination and the making of copies and extracts; prepare such schedules, summaries, reports and progress schedules as the Purchaser may request; and permit the Mortgagee and the Purchaser, through their employees, representatives and agents, to enter upon the Lands at any time, subject to appropriate safety training and procedures, for the purpose of investigating and inspecting the condition and operation of the Collateral, and do all other things necessary or proper to enable the Mortgagee and the Purchaser to exercise this right upon reasonable notice at such times as the Mortgagee or the Purchaser may reasonably request. For clarity, if Mortgagee or Purchaser or anyone on the behalf of either visits the site as part of an inspection, audit or otherwise, those representatives will participate in required training and adhere to all site safety and environmental rules and regulations during the course of the visit or work on site.

8.	Insurance Requirements.

(a)          Insurance. Mortgagor, at its sole cost and expense, shall insure and keep insured the Collateral against such perils and hazards, and in such amounts and with such limits, as Purchaser may from time to time require, and, in any event, including:

(i)	All Risk. Insurance against loss to the Collateral which shall be on an "all risk" policy form, covering insurance risks no less broad than those covered under a Standard Multi Peril (SMP) policy form, which contains a Commercial ISO "Causes of Loss-Special Form," in the then current form, including theft and insurance against such other risks as Purchaser may reasonably require, including, but not limited to, insurance covering the cost of demolition of undamaged portions of any portion of the Collateral when required by code or ordinance, the increased cost of reconstruction to conform with current code or ordinance requirements and the cost of debris removal;

(ii)	Boiler and Machinery. Broad form boiler and machinery insurance including business interruption/extra expense insurance, on all equipment and objects customarily covered by such insurance and/or involved in the heating, cooling, electrical and mechanical systems of the Mortgaged Property (if any are located at the Mortgaged Property), providing for full repair and replacement cost coverage, and other insurance of the types and in amounts as Purchaser may reasonably require, but in no event less than that customarily carried by persons owning or operating like properties;

(iii)	Flood. Insurance against loss or damage by flood in an annual aggregate of $10,000,000. No coverage is required for flood in Zone A or V/100 year, including subzones;

(iv)	Earthquake. Insurance against loss or damage by earthquake, if the Mortgaged Property is now, or at any time while the Bond remains outstanding shall be, situated in any area which is classified as a Major Damage Zone and Zone 1, by the International Conference of Building Officials, in an amount equal to the probable maximum loss for the Mortgaged Property, Fixtures and Equipment, plus the cost of debris removal;

(v)	Public Liability. Commercial general public liability insurance against death, bodily injury and property damage arising in connection with the Mortgaged Property. Such policy shall be written on an occurrence basis, shall list Mortgagor as the named insured, shall designate thereon the location of the Mortgaged Property and have such limits as Purchaser may reasonably require, but in no event less than $1,000,000 per occurrence and $2,000,000 aggregate. Mortgagor shall also obtain excess umbrella liability insurance with such limits as the Purchaser may reasonably require, but in no event less than $5,000,000;

(vi)	Business Interruption Insurance. Business interruption insurance against loss of income suffered after a disaster or an event of force majeure while the Facility (as defined in the Financing Agreement) is either closed because of the disaster or in the process of being rebuilt after the disaster; and

(vii)	Other Insurance. Such other insurance relating to the Collateral and the use and operation thereof, as Purchaser may, from time to time, reasonably require.

(b)          Policy Requirements. All insurance shall: (i) be carried in companies acceptable to Purchaser; (ii) be in form and content acceptable to Purchaser; (iii) provide thirty (30) days’ advance written notice to Purchaser before any cancellation, adverse material modification or notice of non-renewal; and (iv) to the extent limits are not otherwise specified herein, contain deductibles which are in amounts acceptable to Purchaser.

All physical damage policies and renewals shall contain a standard mortgage clause naming the Mortgagee as beneficiary, which clause shall expressly state that any breach of any condition or warranty by Mortgagor shall not prejudice the rights of Mortgagee under such insurance; and a loss payable clause in favor of the Mortgagee for Goods, General Intangibles, contents, Inventory, Equipment and business interruption. All liability policies and renewals shall name the Mortgagee as an additional insured or loss payee. No additional parties shall appear in the mortgage or loss payable clause without Purchaser’s prior written consent. All deductibles shall be in amounts acceptable to Purchaser. In the event of the foreclosure of this Mortgage or any other transfer of title to the Mortgaged Property in full or partial satisfaction of the Liabilities, all right, title and interest of Mortgagor in and to all insurance policies and renewals thereof then in force shall pass to the purchaser or grantee.

(c)          Delivery of Policies. Any notice pertaining to insurance and required pursuant to this Section 8 shall be given in the manner provided in ARTICLE IV. Section 6 below to the Purchaser. The insurance shall be evidenced by the original policy or a true and certified copy of the original policy, or in the case of liability insurance, by certificates of insurance. Mortgagor shall deliver the originals, certified copies, certificates of coverage or certificates of insurance, along with evidence of payment for the policies and continuing coverage, to Purchaser at least fifteen (15) days before the expiration of existing policies. If Purchaser has not received satisfactory evidence of such renewal or substitute insurance in the time frame herein specified, Purchaser shall have the right, but not the obligation, to purchase such insurance for Mortgagee’s interest only. Any amounts so disbursed by Purchaser pursuant to this Section shall be a part of the Liabilities and shall bear interest at the interest rate stated in Section 4.03(5) of the Financing Agreement. Nothing contained in this Section shall require Mortgagee or Purchaser to incur any expense or take any action hereunder, and inaction by Mortgagee or Purchaser shall not be considered a waiver of any right accruing to Mortgagee on account of this Section.

(d)          Separate Insurance. Mortgagor shall not carry any separate insurance on the Collateral concurrent in kind or form with any insurance required hereunder or contributing in the event of loss without Purchaser’s prior written consent, and any such policy shall have attached a standard non-contributing mortgagee clause, with loss payable to Mortgagee, and shall otherwise meet all other requirements set forth herein.

(e)          Notice of Casualty. Mortgagor shall give immediate notice of any loss to Mortgagee and Purchaser. In case of loss covered by any of such policies, Mortgagee is authorized to adjust, collect and compromise, with Purchaser’s written approval, all claims thereunder and in such case, Mortgagor covenants to sign upon demand, or Mortgagee may sign or endorse on Mortgagor’s behalf, all necessary proofs of loss, receipts, releases and other papers required by the insurance companies to be signed by Mortgagor. Mortgagor hereby irrevocably appoints Mortgagee as its attorney-in-fact for the purposes set forth in the preceding sentence. Mortgagee may deduct from such insurance proceeds any expenses incurred by Mortgagee in the collection and settlement thereof, including, but not limited to, attorneys’ and adjusters’ fees and charges.

(f)          Application of Proceeds. If all or any part of the Collateral shall be damaged or destroyed by fire or other casualty or shall be damaged or taken through the exercise of the power of eminent domain or other cause described in this Section 8, Mortgagor shall promptly and with all due diligence restore and repair the Mortgaged Property whether or not the net insurance proceeds, award or other compensation (collectively, the “Proceeds”) are sufficient to pay the cost of such restoration or repair. In the event of a loss, Mortgagor shall obtain a construction monitor satisfactory to the Purchaser to oversee the application of the Proceeds towards such restoration and repair. Mortgagee may require that all plans and specifications for such restoration or repair be submitted to and approved by Purchaser in writing prior to commencement of the work and all such plans and specifications shall be subject to regulatory approvals. Mortgagee and Purchaser agree that ultimate approval rests with applicable regulatory authorities. At Purchaser’s election, to be exercised by written notice by the Mortgagee to the Mortgagor within thirty (30) days following Mortgagee’s unrestricted receipt in cash or the equivalent thereof of the Proceeds, the entire amount of the Proceeds, shall either: (i) be applied to the Liabilities in such order and manner as Purchaser may elect or (ii) be made available to Mortgagor on the terms and conditions set forth in this Section 8(f) to finance the cost of restoration or repair with any excess to be applied to the Liabilities in the inverse order of maturity. If the amount of the Proceeds to be made available to Mortgagor pursuant to this Section 8(f) is less than the cost of the restoration or repair as reasonably estimated by Mortgagee at any time prior to completion thereof, Mortgagor shall cause to be deposited with Mortgagee the amount of such deficiency within thirty (30) days of Mortgagee’s written request therefor (but in no event later than the commencement of the work) and Mortgagor’s deposited funds shall be disbursed prior to the Proceeds. If Mortgagor is required to deposit funds under this Section 8(f), the deposit of such funds shall be a condition precedent to Mortgagee’s obligation to disburse the Proceeds held by Mortgagee hereunder. The amount of the Proceeds which is to be made available to Mortgagor, together with any deposits made by Mortgagor hereunder, shall be held by Mortgagee to be disbursed from time to time to pay the cost of repair or restoration either, at Purchaser’s option, to Mortgagor or directly to contractors, subcontractors, material suppliers and other persons entitled to payment in accordance with and subject to such conditions to disbursement as Purchaser may impose to assure that the work is fully completed in a good and workmanlike manner and paid for and that no liens or claims arise by reason thereof. Purchaser may require (i) evidence of the estimated cost of completion of such restoration or repair satisfactory to Purchaser, and (ii) such architect’s certificates, waivers of lien, contractors’ sworn statements, title insurance endorsements, plats of survey and other evidence of cost, payment and performance acceptable to Purchaser. If Purchaser requires mechanics’ and materialmen’s lien waivers in advance of making disbursements, such waivers shall be deposited with Purchaser. No payment made prior to final completion of the repair or restoration shall exceed ninety percent (90%) of the value of the work performed from time to time. Without limitation of the foregoing, Mortgagee shall have the right at all times to apply such funds to the cure of any Event of Default or the performance of any obligations of Mortgagor under the Loan Documents.

9.          Eminent Domain. In case the Collateral, or any part or interest in any thereof, is taken by condemnation, the Mortgagee is hereby irrevocably authorized and empowered to collect and receive all compensation and awards of any kind whatsoever (referred to collectively herein as “Condemnation Awards”) which may be paid for any property taken or for damages to any property not taken (all of which the Mortgagor hereby assigns to the Mortgagee), and all Condemnation Awards so received shall be forthwith applied by the Mortgagee, as provided in Section 8(f).

10.         Governmental Requirements. The Mortgagor will at all times cause the Collateral and the use and condition thereof to comply with all federal, state, county, municipal, local and other governmental statutes, ordinances, requirements, regulations, rules, orders and decrees of any kind whatsoever that apply or relate to the Collateral or the use thereof, and will observe and comply with all conditions and requirements necessary to preserve and extend any and all rights, licenses, permits, privileges, franchises and concessions (including, without limitation, those relating to land use and development, landmark preservation, construction, access, water rights and use, noise and pollution) which are applicable to or have been granted for the Collateral or the use thereof.

11.         No Mechanics’ Liens. The Mortgagor will not do or permit to be done any act or thing, and no person shall have any right or power to do any act or thing, whereby any mechanics’ lien under the laws of the State of Wyoming can arise against or attach to the Collateral or any part thereof unless such lien shall first be wholly waived as against this Mortgage. In addition, it is further expressly made a covenant and condition hereof that the lien of this Mortgage shall extend to any and all Improvements and Fixtures now or hereafter on the Mortgaged Property, prior to any other lien thereon that may be claimed by any person, so that subsequently accruing claims to a lien on the Mortgaged Property shall be junior and subordinate to this Mortgage. All contractors, subcontractors, and other parties dealing with the Mortgaged Property, or with any parties interested therein, are hereby required to take notice of the above provisions.

12.         Continuing Priority. Subject to the provisions and rights set forth in the Financing Agreement, the Mortgagor will: pay such fees, taxes and charges, execute and file (at the Mortgagor’s expense) such financing statements, obtain such acknowledgments or consents, notify such obligors or providers of services and materials and do all such other acts and things as the Mortgagee or the Purchaser may from time to time request to establish and maintain a valid and perfected first and prior lien on and security interest in the Collateral and, effective after the occurrence and during the continuance of an Event of Default, the Mortgagor shall provide for payment to the Mortgagee directly of all cash proceeds thereof, with the Mortgagee in possession of the Collateral to the extent it requests; maintain its executive office at all times at the address shown herein or provide thirty days written notice prior to moving; keep all of its books and records relating to the Collateral on the Mortgaged Property or at such address; keep all tangible Collateral on the premises and the Lands except as the Mortgagee may otherwise consent in writing; make notations on its books and records sufficient to enable the Mortgagee, as well as third parties, to determine the interest of the Mortgagee hereunder; and not collect any rents or the proceeds of any of the Leases, or General Intangibles more than thirty (30) days before the same shall be due and payable except as the Mortgagee may otherwise consent in writing.

13.         Utilities. The Mortgagor will pay all utility charges incurred in connection with the Collateral and maintain all utility services available for use at the Mortgaged Property.

14.         Contract Maintenance: Other Agreements. The Mortgagor will, for the benefit of the Mortgagee and the Purchaser, fully and promptly perform each obligation and satisfy each condition imposed on it under any Contract for Sale, Lease, General Intangible, exploration contract or other agreement so that there will be no default thereunder and so that the Persons (other than the Mortgagor) obligated thereon shall be and remain at all times obligated to perform for the benefit of the Mortgagee; and the Mortgagor will not permit to exist any condition, event or fact which could allow or serve as a basis or justification for any such Person to avoid such performance.

15.         Agreements Affecting the Collateral. The Mortgagor shall keep, observe, perform and comply with all covenants, conditions and restrictions affecting the Collateral, any operating agreements or other writings relating to the Collateral, and all leases, instruments and documents relating thereto or evidencing or securing any indebtedness secured thereby.

16.         No Assignments; Future Leases. Subject to the provisions of the Financing Agreement, the Mortgagor will not cause or permit any Revenues, issues, profits, Leases, Contracts for Sale, Product Sales Contracts or other contracts relating to the Collateral, or any interest in any thereof, to be assigned, transferred, conveyed, pledged or disposed of, to any party other than the Mortgagee or the Purchaser without first obtaining the express written consent of the Purchaser thereto. In addition, the Mortgagor shall not cause or permit all or any portion of or interest in the Collateral to be leased directly or indirectly to any Person, except pursuant to written leases approved by the Purchaser. Each such lease shall contain, at the Purchaser’s election, either (i) a provision to the effect that the tenant shall, at the request of the Purchaser, deliver to the Mortgagee an instrument, in form and substance satisfactory to the Purchaser, in which the tenant agrees that no action taken by the Mortgagee to enforce this Mortgage by foreclosure, or by accepting a deed in lieu of foreclosure, or by resorting to any other remedies available to the Mortgagee, shall terminate the lease or invalidate any of the terms thereof and that tenant will attorn to the Mortgagee, to the purchaser at a foreclosure sale, or to a grantee in a voluntary conveyance, and will recognize such entity as landlord for the balance of the term of the lease, providing that the Mortgagee will agree with the tenant that, as long as the tenant is not in default under any of the terms of its lease, the tenant’s possession will not be disturbed by the Mortgagee, or (ii) a subordination clause providing that the lease and the interest of the lessee in the demised real estate are in all respects subject and subordinate to this Mortgage; provided, however, that in the event any such lease fails for any reason to contain either of such provisions, no proceeding by the Mortgagee to foreclose this Mortgage, or action by way of its entry into possession after any Event of Default hereunder, shall in or of itself operate to terminate such lease unless the Mortgagee or the Purchaser expressly requests such relief in writing, but the preceding provisions of this Section 16 shall never be construed as subordinating this Mortgage to any such lease or any other lease.

17.         Financial Reporting. The Mortgagor will at all times comply (or cause to be complied with) the financial reporting requirements of the Indenture and the Financing Agreement and will comply with all covenants contained therein.

18.         Collections. Until such time as the Mortgagee shall notify the Mortgagor of the revocation of such power and authority, the Mortgagor will, at its own expense, endeavor to collect, as and when due, all amounts due with respect to any of the Revenues, Leases, Contracts for Sale, Product Sales Contracts, Post Production Contracts, Goods, General Intangibles and other Collateral, including the taking of such action with respect to such collection as the Mortgagee may reasonably request, or, in the absence of such request, as the Mortgagor may deem advisable. (While reserving the right to revoke such power and authority at any time, it is the Mortgagee’s present intention not to revoke such authority unless an Event of Default should occur or the Mortgagee is made to feel insecure concerning any of the Liabilities or performance under any of the Loan Documents.) The Mortgagee, however, may, at any time, after the occurrence and during the continuance of an Event of Default, whether before or after any revocation of such power and authority or the maturity of any of the Liabilities, notify any parties obligated on any of the Revenues, Leases, Contracts for Sale, Product Sales Contracts, Goods, General Intangibles and other Collateral to make payment to the Mortgagee of any amounts due or to become due thereunder and enforce collection of any of the Revenues, Leases, Contracts for Sale, Product Sales Contracts, Goods, General Intangibles or other Collateral by suit or otherwise and surrender, release or exchange all or any part thereof, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder or evidenced thereby. Upon request of the Mortgagee or the Purchaser, after the occurrence and during the continuance of an Event of Default, the Mortgagor will, at its own expense, notify any parties obligated on any of the Revenues, Leases, Contracts for Sale, Product Sales Contracts, Goods, General Intangibles or other Collateral to make payment to the Mortgagee of the amounts due or to become due thereunder.

19.         Mortgagee’s Performance. If the Mortgagor fails to pay or perform any of its obligations herein contained (including payment of expenses of foreclosure and court costs), the Mortgagee may (but need not), as agent or attorney-in-fact of the Mortgagor, after the occurrence and during the continuance of an Event of Default, after giving the Mortgagor notice of its intention to do so (no such notice need be given after the occurrence of an Event of Default), make any payment or perform (or cause to be performed) any obligation of the Mortgagor hereunder, in any form and manner deemed expedient by the Mortgagee, and any amount so paid or expended (plus reasonable compensation to the Mortgagee for its out-of-pocket and other expenses for each matter for which it acts under this Mortgage), with interest thereon at the rate provided in Section 4.03(5) of the Financing Agreement, shall be added to the principal debt hereby secured and shall be repaid to the Mortgagee upon demand. By way of illustration and not in limitation of the foregoing, the Mortgagee may (but need not) do all or any of the following: make payments of principal or interest or other amounts on any lien, encumbrance or charge on any of the Collateral; complete construction; make repairs; collect rents, prosecute collection of the Collateral or proceeds thereof; purchase, discharge, compromise or settle any tax lien or any other lien, encumbrance, suit, proceeding, title or claim thereof, contest any tax or assessment; and redeem from any tax sale or forfeiture affecting the Mortgaged Property. In making any payment or securing any performance relating to any obligation of the Mortgagor hereunder, the Mortgagee shall (as long as it acts in good faith) be the judge of the legality, validity and amount of any lien or encumbrance and of all other matters necessary to be determined in satisfaction thereof. No such action of the Mortgagee shall ever be considered as a waiver of any right accruing to it on account of the occurrence of any matter which constitutes an Event of Default.

20.         Subrogation. To the extent that the Mortgagee, on or after the date hereof pays any sum due under any provision of law or any instrument or document creating any lien prior or superior to the lien of this Mortgage, or the Mortgagor or any other Person pays any such sum with the proceeds of the Loan to the Mortgagor, the Mortgagee shall have and be entitled to a lien on the Collateral equal in priority to the lien discharged, and the Mortgagee shall be subrogated to, and receive and enjoy all rights and liens possessed, held or enjoyed by, the holder of such lien, which shall remain in existence and benefit the Mortgagee in securing the Liabilities.

21.         Mortgagor’s Right to Contest. Mortgagor may contest or object to the legal validity or amount of any mechanics or materialmen’s lien on the Collateral provided that: (a) Mortgagor contests such unpaid item by appropriate proceedings diligently and in good faith, and (b) Mortgagor procures and maintains a stay of any proceedings to enforce any judgment for collection of the mechanic’s or materialmen’s lien.

Mortgagor’s tax or assessment liabilities may be deemed delinquent, and a tax lien or assessment lien may be imposed, but only if Mortgagor has contested, or is actively contesting, tax liabilities, tax liens or assessments in good faith before Wyoming administrative agencies and/or courts as expressly permitted in Title 39 of the Wyoming Statutes.

Any contest by Mortgagor shall be at its own expense, in good faith, but only with the written consent of the Purchaser, which consent will not be unreasonably denied or delayed (except with respect to State taxes where Mortgagor will need to obtain the written consent of the Mortgagee, which consent will not be unreasonably denied or delayed). During the course of such contest, however, Mortgagor will continue to make or cause to be made any required yearly maintenance or rental fees applicable to its Unpatented Mining Claims or perform any required assessment work or improvements annually on each claim and to pay required rental and other fees on its State Leases. Mortgagor may also be required to furnish Mortgagee with any such other security or assurances as may be requested by the Purchaser.

Within ten (10) Business Days of final administrative or judicial resolution of any dispute, Mortgagor shall pay liens, taxes or assessments adjudicated as due and owing.

22.         Change in General Mining Law. In the event of the repeal or modification of the current General Mining Law of 1872 during the term of this Mortgage, such that the interest of the Mortgagor in those lands which are material to the exploration, development or operation of the Lands is adversely affected, modified or transformed, the Mortgagor will use its best efforts to retain its interest in those Lands and will consult with the Mortgagee and the Purchaser to determine how best to preserve the interest of the Mortgagor and the interest of the Mortgagee and the Purchaser in the affected Collateral, and the Mortgagor shall take no action in relation thereto, which in the reasonable opinion of the Mortgagee or the Purchaser or their counsel, could adversely affect or impair their interest in the Collateral or under this Mortgage. An increase in the annual claim maintenance fee applicable to the Unpatented Mining Claims from time to time in accordance with the General Mining Law of 1872 and applicable regulations shall not constitute a modification of the General Mining Law of 1872 for the purposes of the application of this Section 22.

23.         Recording and Filing. The Purchaser, at the expense of the Mortgagor, shall be responsible for the original filing of all (i) Security Documents and related filing statements, and (ii) mortgage releases and termination statements, and any other documents required to effect the issuance of the Bond and the Loan. Thereafter the Mortgagee, at the Mortgagor’s expense, shall pay all fees, taxes and charges and file continuations thereof, in such offices and places and at such times and as often as may be reasonably necessary to preserve, protect and renew the lien as a valid, first lien on and prior perfected security interest in real property, Goods or General Intangibles (except as otherwise permitted pursuant to this Mortgage), as the case may be, and the rights and remedies of the Mortgagee, obtain such acknowledgments or consents, notify all obligors or providers of services and materials and otherwise do and observe all things or matters necessary or expedient to be done or observed by reason of any applicable Law, or as the Purchaser reasonably may request from time to time, for the purpose of effectively, maintaining and preserving the lien hereof on and in the Mortgaged Property.

24.         Sale or Mortgage of the Mortgaged Property. Except in the ordinary course of business and subject to Section 3.01(d) of the Financing Agreement, the Mortgagor will not, without the prior consent of the Purchaser, sell, assign, transfer, convey, lease or otherwise dispose of or encumber the Mortgaged Property nor any portion thereof, nor any of the Mortgagor’s right, title or interest therein, nor contract to do nor permit to occur any of the foregoing, without first securing the written consent of the Purchaser. Upon the disposition of any Mortgaged Property permitted pursuant to this Mortgage or the Loan Documents, the Mortgagee shall, at the Mortgagor’s expense, execute and deliver to the Mortgagor all instruments and other documents as may be necessary or proper to release the lien on and security interest in such Mortgaged Property which has been granted hereunder.

25.         Records, Statements and Reports. The Mortgagor will keep financial records and statements reflecting all of its business affairs and transactions in accordance with generally accepted accounting principles and will furnish or cause to be furnished to the Mortgagee and the Purchaser such information concerning the business, affairs and financial condition of the Mortgagor as the Mortgagee or the Purchaser may from time to time reasonably request.

26.         After-Acquired Properties. Without prejudice to its obligations contained in the Loan Documents, the Mortgagor shall advise the Mortgagee and Purchaser, within forty-five (45) days after June 30 and December 31 of each calendar year after the date of this Mortgage, as to any additional interests in the Mortgaged Property it has acquired and any other material assets acquired by the Mortgagor during such preceding six-month period and, at the request of the Purchaser shall execute, acknowledge and deliver such other and further instruments and agreements necessary or desirable to include such interests and assets as a part of the Mortgaged Property hereunder.

27.         Performance of Post-Production Contracts; Notices. The Mortgagor shall:

(a)	perform and observe all the material terms and provisions of the Post- Production Contracts to be performed or observed by it, maintain the Post-Production Contracts in full force and effect, enforce the Post-Production Contracts in accordance with their terms, and

(b)	upon the reasonable request of the Mortgagee or the Purchaser: (i) furnish such information and reports regarding the Post-Production Contracts as the Mortgagee or the Purchaser may request, and (ii) make upon each relevant Post-Production Contract counterparty such demands and requests for information and reports or for action as the Mortgagor is entitled to make under the Post-Production Contracts.

28.         Actions Under Post-Production Contracts. Without the prior written consent of the Purchaser, which consent will not be unreasonably denied or delayed, the Mortgagor shall not:

(a)	cancel or terminate any Post-Production Contracts or consent to or accept any cancellation or termination thereof, except in accordance with their terms,

(b)	amend or otherwise modify any Post-Production Contracts or give any consent, waiver or approval thereunder,

(c)	waive any default under or breach of any Post-Production Contracts, or

(d)	take any other action in connection with the Post-Production Contracts,

which would, in each case, impair the value of the interest or rights of the Mortgagor thereunder or which would impair the interest or rights of the Mortgagee. Mortgager shall give Purchaser advance notice of any actions to be taken under (a), (b), (c) or (d) and provide any information requested by Purchaser.

29.         Mortgagor Remains Liable. Anything herein to the contrary with respect to the Post-Production Contracts notwithstanding:

(a)	the Mortgagor shall remain liable under the Post-Production Contracts to the extent set forth therein, and shall perform all of its duties and obligations under such Post-Production Contracts to the same extent as if this Mortgage had not been executed;

(b)	the exercise by the Mortgagee of any of its rights hereunder shall not release the Mortgagor from any of its duties or obligations under any such Post-Production Contracts; and

(c)	the Mortgagee shall not have any obligation or liability under any Post-Production Contracts by reason of this Mortgage, nor shall it be obligated to perform any of the obligations and liabilities or duties of the Mortgagor thereunder or to take any action to collect or enforce any claim for payment assigned thereunder.

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ARTICLE II

ASSIGNMENT OF POST PRODUCTION CONTRACTS

1.          Assignment. As additional Collateral security, the Mortgagor hereby absolutely and irrevocably (a) transfers, assigns, warrants and conveys to the Mortgagee, effective as of the date hereof, at 12:01 A.M., local time, the Post-Production Contracts, and (b) gives to and confers upon the Mortgagee, at such time as there is an Event of Default under the Financing Agreement or this Mortgage, the right, power and authority to collect all payments, monies, Ore, or other in-kind transfers accruing to Mortgagor under the Post-Production Contracts (the “Post-Production Contract Payments”). The Mortgagor irrevocably appoints the Mortgagee its true and lawful attorney-in-fact, with full authority in the place and stead of the Mortgagor and in the name of the Mortgagor or otherwise, from time to time in the Mortgagee’s discretion, following the occurrence and during the continuance of an Event of Default, to demand, receive and enforce payment, to give receipts, releases and satisfactions, and to sue, in the name of the Mortgagor or the Mortgagee, for the Post-Production Contracts and apply the Post-Production Contract Payments to the payment of the Borrower’s Obligations under the Loan Documents. Subject to the foregoing, following the occurrence and during the continuance of an Event of Default, all parties responsible for the payment of the Post-Production Contract Payments to the Mortgagor are authorized and directed to treat and regard the Mortgagee as the assignee and transferee of the Mortgagor and entitled in the Mortgagor’s place and stead to receive such Post-Production Contract Payments; and said parties and each of them shall be fully protected in so treating and regarding the Mortgagee and shall be under no obligation to see to the application by the Mortgagee of any such proceeds or payments received by it. Such Post-Production Contracts and Post-Production Contract Payments are hereby assigned absolutely by the Mortgagor to the Mortgagee as additional Collateral security contingent with respect to collection only upon the occurrence of an Event of Default hereunder.

2.          Collection Upon Event of Default. Upon the occurrence and during the continuance of any Event of Default, the Mortgagee may, at any time without notice, either in person, or by a receiver appointed by a court, and without regard to the adequacy of any security for the Borrower’s Obligations, in its own name as Trustee or attorney in fact for the Mortgagor, enter upon and take possession of the Mortgaged Property, or any part thereof, and sue for or otherwise collect the Post-Production Contract Payments, including those past due and unpaid and apply the same, less costs and expenses of operation and collection, including attorneys’ fees, upon any of the Borrower’s Obligations in such order as the Mortgagee shall determine. The collection of the Post-Production Contract Payments, or the entering upon and taking possession of the Mortgaged Property, or the application thereof as aforesaid, shall not cure or waive any default or notice of default hereunder or invalidate any act done in response to such default or pursuant to notice of default

3.          No Liability of the Mortgagee in Collecting. The Mortgagee is hereby absolved from all liability for failure to enforce collection of any proceeds so assigned (and no such failure shall be deemed to be a waiver of any right of the Mortgagee under this ARTICLE) and from all other responsibility in connection therewith, except the responsibility to account to the Mortgagor for funds actually received.

4.          Assignment Not a Restriction on the Mortgagee’s Rights. Nothing herein contained shall detract from or limit the absolute obligation of the Mortgagor to make payment of the Borrower’s Obligations regardless of whether the proceeds assigned by this ARTICLE are sufficient to pay the same, and the rights under this ARTICLE shall be in addition to all other security now or hereafter existing to secure the payment and performance of Borrower’s Obligations.

5.          Status of Assignment. Notwithstanding the other provisions of this ARTICLE, and in addition to the other rights hereunder, the Mortgagee or any receiver appointed in judicial proceedings for the enforcement of this Mortgage shall have the right to receive the Post-Production Contract Payments herein assigned and the proceeds therefrom after Borrower’s Obligations have been declared due and payable in accordance with the provisions of the Loan Documents and to apply all of said proceeds as provided in Section 2 of this ARTICLE II. Upon any sale of the Mortgaged Property or any part thereof pursuant to ARTICLE IV, the Post-Production Contract Payments thereafter attributable to the property so sold, and the proceeds therefrom, shall be included in such sale and shall pass to the purchaser free and clear of the assignment contained in this ARTICLE.

6.          Indemnity. In addition to any similar obligations set forth in the Loan Documents to which it is a party, the Mortgagor shall indemnify the Mortgagee against all claims, actions, liabilities, judgments, costs, losses, damages, attorneys’ fees or other charges or expenses of whatsoever kind or nature (collectively, “claims”) made against or incurred by it as a consequence of the assertion, either before or after the payment in full of Borrower’s Obligations, that it received the Post-Production Contracts herein assigned or the Post-Production Contract Payments claimed by third persons. The Mortgagor and the Mortgagee shall each, on its own behalf, have the right to defend against any such claims, employing attorneys therefor, and unless furnished with reasonable indemnity, they or either of them shall have the right to pay or compromise and adjust all such claims. The Mortgagor will indemnify and pay to the Mortgagee any and all such amounts as may be paid in respect thereof or as may be successfully adjudged against the Mortgagee, except to the extent such amounts arise for the account of the Mortgagee by reason of its own fraud, intentional misrepresentation, gross negligence or willful misconduct (as determined by a court of competent jurisdiction). If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Mortgagor hereby agrees to make the maximum contribution to the payment and satisfaction of the claims which is permissible under Applicable Law. The obligations of the Mortgagor as hereinabove set forth in this Section shall survive the release, termination, foreclosure or assignment of this Mortgage or any sale hereunder.

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ARTICLE III

ENVIRONMENTAL MATTERS

1.          Definitions. For purposes of this ARTICLE:

(a)        “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, that was enacted by Congress on December 11, 1980 (42. U.S.C. 9601–9675).

(b)        “Environmental Actions” means:

(i)          any substantive notice of violation, complaint, claim, citation, demand, inquiry, report, action, assertion of potential responsibility, lien, encumbrance, or proceeding regarding the Mortgaged Property, whether formal or informal, absolute or contingent, matured or unmatured, brought or issued by any governmental unit, agency, or body, or any person or entity respecting:

(A)         Environmental Laws;

(B)         the environmental condition of the Mortgaged Property, or any portion thereof, or any property near the Mortgaged Property, including actual or alleged damage or injury to humans, public health, wildlife, biota, air, surface or subsurface soil or water, or other natural resources; or

(C)         the use, exposure, release, emission, discharge, generation, manufacture, sale, transport, handling, storage, treatment, reuse, presence, disposal, or recycling of Hazardous Material either on the Mortgaged Property or off-site;

(ii)	any violation or claim of violation by Mortgagor of any Environmental Laws involving the Mortgaged Property, or any material violation or claim of violation by Mortgagor of any Environmental Laws not involving the Mortgaged Property;

(iii)	any lien for damages caused by, or the recovery of any costs incurred by any person or governmental entity for the investigation, remediation or cleanup of any release or threatened release of Hazardous Material; or

(iv)	the destruction or loss of use of property, or the injury, illness or death of any officer, director, employee, agent, representative, tenant or invitee of Mortgagor or any other person alleged to be or possibly to be, arising from or caused by the environmental condition of the Mortgaged Property or the release, emission or discharge of Hazardous Materials from the Mortgaged Property.

(c)          “Environmental Laws” means: any and all applicable statutes, regulations, rules, ordinances or resolutions now or hereafter in effect, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes.

(d)	“Hazardous Material” means:

(i)          “hazardous substances” as defined by CERCLA;

(ii)         “hazardous wastes” as defined by RCRA;

(iii)	any hazardous, dangerous or toxic chemical, material, waste, pollutant, contaminant or substance (“pollutant”) within the meaning of any Environmental Law prohibiting, limiting or otherwise regulating the use, exposure, release, emission, discharge, generation, manufacture, sale, transport, handling, storage, treatment, reuse, presence, disposal or recycling of such pollutant;

(iv)        any petroleum, crude oil or fraction thereof;

(v)	any radioactive material, including any source, special nuclear or by-product material as defined at 42 U.S.C. Section 2011 et seq., and amendments thereto and reauthorizations thereof;

(vi)         asbestos-containing materials in any form or condition; and

(vii)        polychlorinated biphenyls (“PCBs”) in any form or condition.

(e)          “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.).

(f)          “Mortgaged Property” means: The Mortgagor’s entire estate and interest in and to the Lands, including, Improvements presently and hereafter situated thereon or thereunder, construction material used in such Improvements, surface and subsurface soil and water, areas leased to tenants, and all business, uses, and operations thereon.

2.          Representations and Warranties. Mortgagor hereby represents and warrants to Mortgagee that:

(a)          Compliance. To Mortgagor’s knowledge, the Mortgaged Property is not listed on any local, state and/or federal lists of potentially contaminated sites, including, but not limited to, the National Priorities List, CERCLIS or any state or federal hazardous waste site or leaking underground storage tank lists, and the Mortgaged Property and Mortgagor have been and are currently in compliance with all Environmental Laws. Other than as disclosed to Mortgagee in writing, a copy of which is attached hereto as EXHIBIT E, there are, to Mortgagor’s knowledge, no pending or threatened, Environmental Actions to which Mortgagor is a party or which relate to the Mortgaged Property. All required governmental permits and licenses for current operations are in effect, and Mortgagor is in compliance therewith. Mortgagor has not received any notice of any Environmental Action respecting Mortgagor, the Mortgaged Property or any off-site facility to which has been sent any Hazardous Material for off-site treatment, recycling, reclamation, reuse, handling, storage, sale or disposal.

(b)          Absence of Hazardous Material. No use, exposure, release, emission, discharge, generation, manufacture, sale, handling, reuse, presence, storage, treatment, transport, recycling or disposal of Hazardous Material has, to Mortgagor’s knowledge, occurred or is occurring on or from the Mortgaged Property except in compliance with Environmental Laws or as described in EXHIBIT E hereto (“Disclosed Materials”). The term “release” shall include but not be limited to any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material). To Mortgagor’s knowledge, all Hazardous Material used, treated, stored, transported to or from, generated or handled on the Mortgaged Property has been disposed of on or off the Mortgaged Property in a lawful manner. To Mortgagor’s knowledge, no environmental, public health or safety hazards currently exist with respect to the Mortgaged Property. To Mortgagor’s knowledge, no underground storage tanks (including but not limited to petroleum or heating oil storage tanks) are present on or under the Mortgaged Property, or have been on or under the Mortgaged Property except as has been disclosed in writing to Mortgagee, a copy of which is attached hereto as EXHIBIT E (“Disclosed Tanks”).

3.           Mortgagor’s Covenants. Mortgagor hereby covenants and agrees with Mortgagee as follows:

(a)          Compliance. The Mortgaged Property shall be in compliance with all Environmental Laws. All required governmental permits and licenses for the Mortgaged Property shall be obtained and maintained, and Mortgagor shall comply therewith. All Hazardous Material on the Mortgaged Property will be disposed of in a lawful manner without giving rise to liability under any Environmental Laws. Mortgagor will satisfy all material requirements of applicable Environmental Laws for the registration, operation, maintenance and closure of the operations of the Mortgaged Property, including removal of all underground storage tanks, if any. Without limiting the foregoing, all Hazardous Material on or from the Mortgaged Property shall be handled by the Mortgagor in compliance with all applicable Environmental Laws.

(b)          Absence of Hazardous Material. Other than that permitted by the licenses and permits applicable to the Project or Disclosed Materials, no Hazardous Material shall be introduced to or used, exposed, released, emitted, discharged, generated, manufactured, sold, transported, handled, stored, treated, reused, presented, disposed of or recycled on the Mortgaged Property without thirty (30) days prior written notice to Mortgagee.

(c)          Environmental Actions and Right to Consent. Mortgagor shall immediately notify Mortgagee of all Environmental Actions against or with respect to the Mortgaged Property of which Mortgagor has knowledge or receipt of notice and provide copies of all written notices, complaints, correspondence and other documents relating thereto within five (5) Business Days of receipt, and Mortgagor shall keep Mortgagee informed of all responses thereto. Mortgagor shall promptly commence efforts to cure and have dismissed with prejudice all Environmental Actions against the Mortgagor or the Mortgaged Property in a manner satisfactory to Mortgagee and Mortgagor shall keep the Mortgaged Property free of any encumbrance arising from any judgment, liability or lien imposed pursuant to any Environmental Actions. Notwithstanding the foregoing sentence, Mortgagor may, diligently, in good faith and by appropriate legal proceedings, contest such proceedings provided: (i) Mortgagor first furnishes to Mortgagee such deposits or other collateral as Mortgagee reasonably deems sufficient to fully protect Mortgagee’s interests; (ii) such contest shall have the effect of preventing any threatened or pending sale or forfeiture of all or any portion of the Mortgaged Property or the loss or impairment of Mortgagee’s lien and security interests in and to the Mortgaged Property; and (iii) such contest will not cause Mortgagee to incur any liability, in Mortgagee’s reasonable judgment. Mortgagor shall permit Mortgagee, at Mortgagee’s option, to appear in and to be represented in any such contest and shall pay upon demand all expenses incurred by Mortgagee in so doing, including attorneys’ fees.

(d)          Future Environmental Audits. Mortgagor shall provide such information and certifications which Mortgagee may reasonably request from time to time to monitor Mortgagor’s compliance with this ARTICLE III for the sole purpose of protecting Mortgagee’s security interest. To protect its security interest, Mortgagee shall have the right, but not the obligation, at any time to enter upon the Mortgaged Property, take samples, review Mortgagor’s books and records, interview Mortgagor’s employees and officers, and conduct such other activities as Mortgagee, at its reasonable discretion, deems appropriate and is permitted by applicable Environmental Laws and the permits and licenses applicable to the Project. If Mortgagee visits the site as part of an audit or to sample, the Mortgagee will participate in required training and adhere to all site safety and environmental rules and regulations during the course of the visit or work on site. Samples which may contain source or byproduct material must be sent to a commercial lab with a U.S. Nuclear Regulatory Commission license. Mortgagor shall cooperate fully in the conduct of such an audit. If Mortgagee decides to conduct such an audit because of (i) an Environmental Action; (ii) Mortgagee’s considering taking possession of or title to the Mortgaged Property after default by Mortgagor; (iii) a material change in the use of the Mortgaged Property, which in Mortgagee’s opinion, increases the risk to its security interest; or (iv) the introduction of Hazardous Material other than those permitted by permits and licenses applicable to the Project and Disclosed Materials to the Mortgaged Property; then Mortgagor shall pay upon demand all costs and expenses connected with such audit, which, until paid, shall become additional indebtedness secured by the Loan Documents and shall bear interest at the rate of interest set forth in the Bond. Nothing in this ARTICLE III shall give or be construed as giving Mortgagee the right to direct or control Mortgagor’s actions in complying with Environmental Laws.

(e)         Event of Default and Opportunity to Cure. If Mortgagor fails to comply with any of its covenants contained in this Section 3 within thirty (30) days after notice by Mortgagee to Mortgagor, Mortgagee may, at its option, declare an Event of Default. If, however, the noncompliance cannot, in Mortgagee’s reasonable determination, be corrected within such thirty (30) day period, and if Mortgagor has promptly commenced and diligently pursues action to cure such noncompliance to Mortgagee’s satisfaction, then Mortgagor shall have such additional time as is reasonably necessary to correct such noncompliance, provided Mortgagor continues to diligently pursue corrective action and to provide periodic reports to Mortgagee.

4.          Mortgagee’s Right to Rely. Mortgagee is entitled to rely upon Mortgagor’s representations, warranties and covenants contained in this ARTICLE despite any independent investigations by Mortgagee or its consultants. Mortgagor shall take all necessary actions to determine, and to remain aware of, the environmental condition of the Mortgaged Property. Mortgagor shall have the right to rely upon any independent environmental investigations or findings made by Mortgagee or its consultants.

5.          Indemnification. The term “Mortgagee’s Environmental Liability” shall mean any and all losses, liabilities, obligations, penalties, claims, fines, lost profits, demands, litigation, defenses, costs, judgments, suits, proceedings, damages (including consequential, punitive and exemplary damages), disbursements or expenses of any kind or nature whatsoever (including attorneys’ fees at trial and appellate levels and experts’ fees and disbursements and expenses incurred in investigating, defending against, settling or prosecuting any suit, litigation, claim or proceeding) which may at any time be either directly or indirectly imposed upon, incurred by or asserted or awarded against Mortgagee or any of Mortgagee’s parent and subsidiary corporations and their affiliates, shareholders, directors, officers, employees, and agents (collectively, Mortgagee’s “Affiliates”) in connection with or arising from:

(a)          any Hazardous Material used, exposed, emitted, released, discharged, generated, manufactured, sold, transported, handled, stored, treated, reused, presented, disposed of or recycled on, in or under all or any portion of the Mortgaged Property, or any surrounding areas, excepting therefrom any such actions caused by, or during any period in which the Mortgaged Property were owned by or under the control of, Mortgagee (collectively, such actions are referred to as the “Mortgagee’s Actions”);

(b)          any misrepresentation, inaccuracy or breach of any warranty, covenant or agreement contained or referred to in this ARTICLE;

(c)          any violation, liability or claim of violation or liability, under any Environmental Laws, excepting therefrom those created by Mortgagee’s Actions;

(d)          the imposition of any lien for damages caused by, or the recovery of any costs incurred for the cleanup of, any release or threatened release of Hazardous Material, excepting therefrom those created by Mortgagee’s Actions; or

(e)          any Environmental Actions.

Mortgagor shall indemnify, defend (at trial and appellate levels and with counsel, experts and consultants acceptable to Mortgagee and at Mortgagor’s sole cost) and hold Mortgagee and its Affiliates free and harmless from and against Mortgagee’s Environmental Liability (collectively, “Mortgagor’s Indemnification Obligations”). Mortgagor’s Indemnification Obligations shall survive in perpetuity with respect to any Mortgagee’s Environmental Liability.

Mortgagor and its successors and assigns hereby waive, release and agree not to make any claim or bring any cost recovery action against Mortgagee under or with respect to any Environmental Laws. Mortgagor’s obligation to Mortgagee under this indemnity shall, except as set forth herein, be without regard to fault on the part of Mortgagor or Mortgagee with respect to the violation or condition that results in liability to Mortgagee.

* * * * * * * * * *

ARTICLE IV

DEFAULT; REMEDIES

The Mortgagor and the Mortgagee hereby agree further as follows:

1.          Event of Default; Acceleration. The occurrence of any of the following shall constitute an “Event of Default” hereunder: (a) any failure of the Mortgagor timely to make any payment of any principal or interest on the Note, or any other amount under the Loan Documents; (b) any other default, or failure of the Mortgagor timely and properly to perform any of its other obligations hereunder or under the Loan Documents; or, (c) the occurrence of any Event of Default under the Loan Documents. With respect to any occurrence that constitutes an Event of Default under clauses (a), (b) or (c) of the preceding sentence solely because it constitutes a default under another document, any grace or cure period applicable thereto under such other document (and only such grace or cure period, if any) shall also be applicable thereto and hereunder. Upon the occurrence of any Event of Default, the entire indebtedness evidenced by the Loan Documents and all other Liabilities, together with interest thereon at the rate provided in Section 4.03 of the Financing Agreement shall, at the option of the Mortgagee, become and be immediately due and payable.

2.          Remedies Cumulative. No remedy or right of the Mortgagee hereunder or under the Loan Documents or otherwise, or available under applicable law, shall be exclusive of any other right or remedy, but each such remedy or right shall be in addition to every other remedy or right now or hereafter existing under any such document or under applicable law. No delay in the exercise of, or omission to exercise, any remedy or right accruing on any Event of Default shall impair any such remedy or right or be construed to be a waiver of any such Event of Default or an acquiescence therein, nor shall it affect any subsequent Event of Default of the same or a different nature. Every such remedy or right may be exercised concurrently or independently, and when and as often as may be deemed expedient by the Mortgagee. All obligations of the Mortgagor, and all rights, powers and remedies of the Mortgagee, expressed herein shall be in addition to, and not in limitation of, those provided by law or in the Loan Documents or any other written agreement or instrument relating to any of the Liabilities or any security therefor.

3.          Possession of Mortgaged Property; Remedies under Financing Agreement. The Mortgagor hereby waives all right to the possession, income, and rents of the Mortgaged Property from and after the occurrence and during the continuance of any Event of Default, and the Mortgagee is hereby expressly authorized and empowered, at and following any such occurrence, to enter into and upon and take possession of the Mortgaged Property or any part thereof, to complete any construction in progress thereon at the expense of the Mortgagor, to lease the same, to collect and receive all Revenues and to apply the same, less the necessary or appropriate expenses of collection thereof, either for the care, operation and preservation of the Mortgaged Property or, at the election of the Mortgagee, to a reduction of such of the Liabilities in such order as the Mortgagee may elect, all as subject to applicable law. The Mortgagee, in addition to the rights provided under the Financing Agreement, is also hereby granted, effective after the occurrence and during the continuance of an Event of Default, the full and complete authority to enter upon the Mortgaged Property, employ watchmen to protect the Goods, Improvements and Equipment from depredation or injury and to preserve and protect the Collateral, and to continue any and all outstanding contracts for the erection and completion of Improvements to the Mortgaged Property, to make and enter into any contracts and obligations wherever necessary in its own name, and to pay and discharge all debts, obligations and liabilities incurred thereby, all at the expense of the Mortgagor. All such expenditures by the Mortgagee shall be Liabilities under this Mortgage for all purposes. Upon the occurrence and during the continuance of any Event of Default, the Mortgagee may also exercise any or all rights or remedies under the Financing Agreement, including, without limitation, to perform obligations of the Mortgagor under any Contract for Sale, Product Sale Contract or Post-Production Contract.

4.          Foreclosure; Receiver. Upon the occurrence and during the continuance of any Event of Default, the Mortgagee shall also have the right, immediately or at any time thereafter, to foreclose this Mortgage by publication and sale as provided by Wyoming statute and/or by judicial proceeding. The Mortgagor authorizes and empowers the Mortgagee to effect the foreclosure against the Collateral in lots or parcels or in its entirety as the Mortgagee shall deem expedient; and to execute and deliver or cause to be executed and delivered to the purchaser or purchasers thereof good and sufficient deeds of conveyance, certificates of purchase and/or sheriff’s deeds thereto, with evidence of general warranty by the Mortgagee, and the title of such purchaser or purchasers when so made by the Mortgagee or on Mortgagee’s behalf, the Mortgagor binds itself to warrant and forever defend, subject to Permitted Encumbrances and the paramount ownership of the United States as to any Unpatented Mining Claims or ownership by the State of Wyoming as to the State Leases. Upon the filing of any complaint for that purpose or commencement of foreclosure by publication and sale, any court of competent jurisdiction may upon application of the Mortgagee or at any time thereafter, either before or after foreclosure sale, appoint a receiver for the benefit of the Mortgagee, with power to take possession, charge, and control of the Mortgaged Property, to lease the same, to keep the buildings thereon insured and in good repair, and to collect all Revenues during the pendency of such foreclosure suit and during any period of redemption. The court may, from time to time, authorize said receiver to apply the net amounts remaining in his hands, after deducting reasonable compensation for the receiver and his counsel as allowed by the court, in payment (in whole or in part) of any or all of the Liabilities, including without limitation the following, in such order of application as the Mortgagee may elect: (i) amounts due to repay the Bond, in accordance with the Indenture and the Financing Agreement, (ii) amounts due upon any decree entered in any suit foreclosing this Mortgage, (iii) costs and expenses (including, without limitation, attorneys’ fees and expenses) of foreclosure and litigation upon the Mortgaged Property, (iv) insurance premiums, repairs, taxes, special assessments, water charges and interest, penalties and costs, in connection with the Mortgaged Property, (v) any other lien or charge upon the Mortgaged Property that may be or become superior to the lien of this Mortgage, or of any decree foreclosing the same, and (vi) all moneys advanced by the Mortgagee to cure or attempt to cure any default by the Mortgagor in the performance of any obligation or condition contained in the Loan Documents or this Mortgage or otherwise, to protect the security hereof provided herein in any of the Loan Documents, with interest on such advances at the interest rate applicable under Section 4.03 of the Financing Agreement. The overplus of the proceeds of sale, if any, shall then (to the fullest extent permitted by applicable law) be paid to the Mortgagor upon its written request (and, if not permitted by law to be paid to the Mortgagor, such overplus shall be paid and applied as required by applicable law). This Mortgage may be foreclosed once against all, or successively against any portion or portions, of the Mortgaged Property, as the Mortgagee may elect, until all of the Mortgaged Property has been foreclosed against and sold. In case of any foreclosure of this Mortgage (or the commencement of or preparation therefor) in any court, all expenses of every kind paid or incurred by the Mortgagee for the enforcement, protection or collection of this security, including court costs, attorneys’ fees, stenographers’ fees, costs of advertising, and costs of title insurance and any other documentary evidence of title, shall be paid by the Mortgagor. Mortgagee, to the extent allowed by law, may foreclose this Mortgage by notice and publication, and compliance with such other requirements as may be applicable.

5.          Remedies for Leases and Revenues; Assignment. If any Event of Default occurs and while it continues, then, whether before or after institution of legal proceedings to foreclose the lien of this Mortgage or before or after the sale thereunder, the Mortgagee shall be entitled, in its discretion, to do all or any of the following: (i) enter and take actual possession of the Mortgaged Property, the Revenues, the Leases and other Collateral relating thereto or any part thereof personally, or by its agents or attorneys, and exclude the Mortgagor therefrom; (ii) with or without process of law, enter upon and take and maintain possession of all of the documents, books, records, papers and accounts of the Mortgagor relating thereto; (iii) as attorney-in-fact or agent of the Mortgagor, or in its own name as Mortgagee and under the powers herein granted, hold, operate, manage and control the Mortgaged Property, the Revenues, the Leases and other Collateral relating thereto and conduct the business, if any, thereof either personally or by its agents, contractors or nominees, with full power to use such measures, legal or equitable, as in its discretion or in the discretion of its successors or assigns may be deemed proper or necessary to enforce the payment of the Revenues, the Leases and other Collateral relating thereto (including actions for the recovery of revenues, rents, actions in forcible detainer and actions in distress of rent); (iv) cancel or terminate any Lease or sublease for any cause or on any ground which would entitle the Mortgagor to cancel the same; (v) elect to disaffirm any Lease or sublease made subsequent hereto or subordinated to the lien hereof, (vi) make all necessary or proper repairs, decoration, renewals, replacements, alterations, additions, betterments and improvements to the Mortgaged Property that, in its discretion, may seem appropriate; (vii) insure and reinsure the Collateral for all risks incidental to the Mortgagee’s possession, operation and management thereof; and (viii) receive all such Revenues and proceeds, and perform such other acts in connection with the management and operation of the Collateral, as the Mortgagee may deem proper, the Mortgagor hereby granting the Mortgagee full power and authority to exercise each and every one of the rights, privileges and powers contained herein at any and all times after any Event of Default. Upon default and notice by the Mortgagee, the foregoing provisions constitute a full assignment of the Revenues to Mortgagee. The Mortgagee, in the exercise of the rights and powers conferred upon it hereby, shall have full power to use and apply the Revenues to the payment of or on account of the following, in such order as it may determine: (a) to the payment of the operating expenses of the Mortgaged Property, including the cost of management and leasing thereof (which shall include reasonable compensation to the Mortgagee and its agents or contractors, if management be delegated to agents or contractors, and it shall also include lease commissions and other compensation and expenses of seeking and procuring tenants and entering into Leases), established claims for damages, if any, and premiums on insurance hereinabove authorized; (b) to the payment of taxes, charges and special assessments, the costs of all repairs, decorating, renewals, replacements, alterations, additions, betterments and improvements of the Collateral, including the cost from time to time of installing, replacing or repairing the Collateral, and of placing the Collateral in such condition as will, in the reasonable judgment of the Mortgagee, make it readily rentable; and (c) to the payment of any Liabilities.

6.          Rights and Remedies. Whenever there exists an Event of Default hereunder that is continuing, the Mortgagee may exercise from time to time any rights and remedies available to it under applicable law upon default in payment of indebtedness. The Mortgagor shall, promptly upon request by the Mortgagee, assemble the Collateral and make it available to the Mortgagee at such place or places, reasonably convenient for both the Mortgagee and the Mortgagor, as the Mortgagee shall designate, and all as may be permitted by the licenses and permits applicable to the Project and applicable law. Any notification required by law of intended disposition by the Mortgagee of any of the Collateral shall be deemed reasonably and properly given if given at least twenty (20) days before such disposition. Without limiting the foregoing, whenever there exists an Event of Default hereunder, and while it continues, the Mortgagee may, with respect to so much of the Collateral as is Goods and General Intangibles under applicable law, including, without limitation, Environmental Laws and the permits and licenses applicable to the Project, to the fullest extent permitted by applicable law, without further notice, advertisement, hearing or process of law of any kind, (i) notify any Person obligated on the Collateral to perform directly for the Mortgagee its obligations thereunder, (ii) enforce collection of any of the Collateral by suit or otherwise, and surrender, release or exchange all or any part thereof or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect thereto, (iii) endorse any checks, drafts or other writings in the name of the Mortgagor to allow collection of the Collateral, (iv) take control of any proceeds of the Collateral, (v) enter upon any Mortgaged Property where any of the Collateral may be located and take possession of and remove such Collateral, (vi) sell any or all of the Collateral, free of all rights and claims of the Mortgagor therein and thereto, at any public or private sale, and (vii) bid for and purchase any or all of the Collateral at any such sale as provided by applicable law. Any proceeds of any disposition by the Mortgagee of any of the Collateral may be applied by the Mortgagee to the payment of expenses in connection with the Collateral, including attorneys’ fees and legal expenses, and any balance of such proceeds shall be applied by the Mortgagee toward the payment of such of the Liabilities and in such order of application as the Mortgagee may from time to time elect. The Mortgagee may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code or other applicable law as in effect from time to time or otherwise available to it under applicable law. The Mortgagor hereby expressly waives presentment, demand, notice of dishonor, protest and notice of protest in connection with the Indenture, to the fullest extent permitted by applicable law. The Mortgagor hereby constitutes the Mortgagee its attorney-in-fact with full power of substitution to take possession of the Collateral upon any Event of Default and to execute and deliver all instruments required by the Mortgagee to accomplish the disposition of the Collateral, this power of attorney is a power coupled with an interest and is irrevocable while any of the Liabilities are outstanding.

7.          Performance of Contracts. The Mortgagee may, in its reasonable discretion at any time after the occurrence and during the continuance of an Event of Default, notify any person obligated to the Mortgagor under or with respect to any General Intangible, any Contract for Sale, Product Sales Contracts or Post-Production Contract of the existence of an Event of Default, require that performance be made directly to the Mortgagee at the Mortgagor’s expense, and advance such sums as are necessary or appropriate to satisfy the Mortgagor’s obligations thereunder; and the Mortgagor agrees to cooperate with the Mortgagee in all ways reasonably requested by the Mortgagee (including the giving of any notices requested by, or joining in any notices given by, the Mortgagee) to accomplish the foregoing.

8.          No Liability of Mortgagee. Notwithstanding anything contained in this Mortgage, the Mortgagee shall not be obligated to perform or discharge, and does not undertake to perform or discharge, any obligation, duty or liability of the Mortgagor, whether under this Mortgage, under any of the Leases, under any General Intangible, under any Contract for Sale, Purchase Sales Contract, Post-Production Contract or otherwise.

* * * * * * * * * *

ARTICLE V

GENERAL

1.          Permitted Acts. The Mortgagor agrees that, without affecting or diminishing in any way the liability of the Mortgagor or any other person (except any person expressly released in writing by the Mortgagee) for the payment or performance of any of the Liabilities or for the performance of any obligation contained herein or affecting the lien hereof upon the Collateral or any part thereof, the Mortgagee may at any time and from time to time, without notice to or the consent of any person, do any or all of the following: release any Person liable (whether directly or indirectly, primarily or secondarily, or otherwise) for the payment or performance of any of the Liabilities; extend the time for, or agree to alter the terms of payment of, any indebtedness under the Indenture, or any of the Liabilities; modify or waive any obligation or performance; subordinate, modify or otherwise deal with the lien hereof, accept additional security of any kind, release any Collateral or other property securing any or all of the Liabilities; make releases of any portion of the Mortgaged Property; consent to the making of any map or plat of the Mortgaged Property; consent to the creation of any easements on the Mortgaged Property or of any covenants restricting the use or occupancy thereof, or exercise or refrain from exercising, or waive, any right the Mortgagee may have.

2.          Suits and Proceedings. The Mortgagor agrees to indemnify the Mortgagee, and hold the Mortgagee harmless, from and against any and all losses, damages, costs, expenses and claims of any kind whatsoever (including without limitation, attorneys’ fees) which the Mortgagee may pay or incur in connection with any suit or proceeding in or to which the Mortgagee may be made or become a party, which suit or proceeding does or may affect all or any portion of the Collateral or the value, use or operation thereof or this Mortgage or the validity, enforceability, lien or priority hereof or of any of the Liabilities or indebtedness secured hereby.

3.          Financing Agreement; Future Advances; Partial Releases.

(a)         The Mortgagor covenants that it will timely and fully perform and satisfy all the terms, covenants and conditions of the Financing Agreement.

(b)         The Mortgagor covenants and agrees that all the funds advanced and to be advanced thereunder have been and will be used exclusively to pay Project Costs, and for any other purpose authorized under the Indenture and the Financing Agreement.

(c)         This Mortgage is granted to secure future advances and loans from the Mortgagee or the Purchaser to or for the benefit of the Mortgagor or its successors and assigns or the Mortgaged Property, as provided in the Indenture and the Financing Agreement, and costs and expenses of enforcing the Mortgagor’s obligations under this Mortgage and the Loan Documents.

(d)         It is contemplated that partial releases of this Mortgage may be given, but no such release (or any other release) shall affect the lien of this Mortgage on the remainder of the Mortgaged Property encumbered hereby.

4.          Security Agreement and Financing Statement. This Mortgage, to the extent that it conveys, grants a security interest in, or otherwise deals with Goods, General Intangibles or with items of Goods or General Intangibles which are or may become Fixtures, shall also be construed as a security agreement, and also as a financing statement, under the Uniform Commercial Code as in effect in the State of Wyoming, with the Mortgagor as Debtor (with its address as set forth hereafter) and with the Mortgagee as Secured Party (with its address as set forth hereafter).

5.          Defeasance. Upon full payment, performance and satisfaction of the Mortgagor’s obligations under the Financing Agreement in accordance with its terms and at the time and in the manner provided therein, and when the Mortgagee has no further obligation (whether contingent, conditional or otherwise) to make any advance, disbursement or payment of any kind or to extend any credit under or with respect to the Loan Documents, this conveyance shall be null and void, and thereafter, upon demand therefor, an appropriate instrument of quitclaim reconveyance or release shall in due course be made by the Mortgagee to the Mortgagor at the Mortgagor’s expense (but the Mortgagor’s undertakings and agreements set out in ARTICLE II, Section 6 above shall survive any such reconveyance or release).

6.          Notices. All notices, certificates or other communications hereunder shall be sufficiently given and shall be in writing (except as otherwise expressly provided herein) and shall be deemed given by electronic means, upon receipt by hand delivery, overnight delivery by a nationally recognized express transportation company, telecopy, or when mailed by first class mail, postage prepaid, with proper address as indicated below.

To the Mortgagor:	Lost Creek ISR, LLC
10758 West Centennial Road, Suite 200
Littleton, CO 80127
Attn: General Counsel
Tel: (720) 981-4588
Fax: (720) 981-5643
Email: penne.goplerud@UR-Energy.com

With a copy to:	Ur-Energy USA Inc., as Guarantor
Ur-Energy Inc., as Guarantor
10758 West Centennial Road, Suite 200
Littleton, CO 80127
Attn: Roger L. Smith, CFO
Tel: (303) 269-7703
Fax: (720) 981-5643
Email: roger.smith@UR-Energy.com

To the Mortgagee:	Zions First National Bank
1001 17th Street, Suite 850
Denver, CO 80202
Attn: Neil Witoff
Tel: (720) 947-7438
Fax: (855) 547-6178
Attn: Corporate Trust & Escrow Services
Email: neil.witoff@zionsbank.com

To the Purchaser:	Wyoming State Treasurer
Capitol Building
200 West 24th Street, Room 122
Cheyenne, Wyoming 82002
Attn: Deputy State Treasurer
Tel: (307) 777-7475
Fax: (307)777-5411
Email: sharon.garland@wyo.gov

A duplicate copy of each notice, certificate, or other communication given hereunder by the Mortgagor or the Mortgagee shall also be given to the Purchaser. The Mortgagor, the Mortgagee and the Purchaser may, by written notice given hereunder, designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent.

7.          Successors; The Mortgagor; Gender. All provisions hereof shall inure to and bind the parties and their respective successors, vendees and assigns; provided, however, that the foregoing shall not in any way limit, restrict or modify the provisions of ARTICLE I, Section 6 above. The word “Mortgagor” shall include all persons claiming under or through the Mortgagor and all Persons liable for the payment or performance of any of the Liabilities whether or not such persons shall have executed the Financing Agreement or this Mortgage. Wherever used, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

8.          No Obligation on Mortgagee. This Mortgage is intended only as security for the Liabilities. Anything herein to the contrary notwithstanding, (i) the Mortgagor shall be and remain liable under and with respect to the Collateral to perform all of the obligations assumed by it under or with respect to each thereof, (ii) the Mortgagee shall have no obligation or liability under or with respect to the Collateral by reason or arising out of this Mortgage, and (iii) the Mortgagee shall not be required or obligated in any manner to perform or fulfill any of the obligations of the Mortgagor under, pursuant to, or with respect to, any of the Collateral.

9.          No Waiver by the Mortgagee; Writing. No delay on the part of the Mortgagee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Mortgagee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy. No amendment, waiver or supplement in any way affecting this Mortgage shall in any event be effective unless set out in a writing signed by the Mortgagee.

10.        Governing Law; Severability; Section Headings. This Mortgage has been executed and delivered at Casper, Wyoming, and shall be governed by the laws of the State of Wyoming, except to the extent that real property or other collateral is located in another jurisdiction, the law of that jurisdiction shall apply with respect to the enforcement of the remedies provided herein or under the law of that jurisdiction. Whenever possible, each provision of this Mortgage shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Mortgage shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity only, without invalidating the remainder of such provision or the remaining provisions of this Mortgage, it being the parties’ intention that this Mortgage and each provision hereof be effective and enforced to the fullest extent permitted by applicable law. The Section headings used herein are for convenience of reference only, and shall not be deemed to be a part of this Mortgage or be considered in the interpretation, or construction thereof.

11.         No Merger. It being the desire and intention of the parties hereto that this Mortgage and the lien hereof do not merge in title to the Mortgaged Property, it is hereby understood and agreed that should the Mortgagee acquire an additional or other interests in or to the Mortgaged Property or the ownership thereof, then, unless a contrary intent is manifested by the Mortgagee as evidenced by an express statement to that effect in an appropriate document duly recorded, this Mortgage and the lien hereof shall not merge in title, toward the end that this Mortgage may be foreclosed as if owned by a stranger to the title.

12.         Mortgagee Not a Joint Venturer or Partner. The Mortgagor and the Mortgagee acknowledge and agree that in no event shall the Mortgagee be deemed to be a partner or joint venturer with the Mortgagor. Without limitation of the foregoing, the Mortgagee shall not be deemed to be such a partner or joint venturer on account of its becoming a mortgagee in possession or exercising any rights pursuant to this Mortgage or pursuant to any other instrument or document evidencing or securing any of the Liabilities secured hereby, or otherwise.

13.         Compliance with Wyoming Foreclosure Law.

(a)          If any provision of this Mortgage is inconsistent with any applicable provision of the laws of the State of Wyoming with respect to the foreclosure of real estate mortgages, deeds to secure debt, deeds of trust or similar instruments (such laws, if any, being hereinafter referred to as the “Applicable Law”), the provisions of Applicable Law shall take precedence over the provisions of this Mortgage, but shall not invalidate or render unenforceable any other provision of this Mortgage that can fairly be construed in a manner consistent with the Act.

(b)          Without in any way limiting or restricting any of Mortgagee’s rights, remedies, powers and authorities under this Mortgage, and in addition to all of such rights, remedies, powers, and authorities, the Mortgagee shall also have and may exercise any and all rights, remedies, powers and authorities which the holder of a mortgage is permitted to have or exercise under the provisions of the Act, as the same may be amended from time to time. If any provision of this Mortgage shall grant to Mortgagee any rights, remedies, powers or authorities upon default of the Mortgagor which are more limited than the rights that would otherwise be vested in Mortgagee under the Act in the absence of said provision, Mortgagee shall be vested with all of the rights, remedies, powers and authorities granted in the Act to the fullest extent permitted by law.

(c)          Without limiting the generality of the foregoing, all expenses incurred by Mortgagee, to the extent reimbursable under any applicable provision of Applicable Law, whether incurred before or after any decree or judgment of foreclosure, and whether or not enumerated in any other provision of this Mortgage, shall be added to the indebtedness secured by this Mortgage and by the judgment of foreclosure.

14.         No Third-Party Manager’s Lien. Any management or operating agreement for or relating to all or any part of the Mortgaged Property, whether now in effect or entered into hereafter by the Mortgagor or any agent of the Mortgagor, with a third-party manager shall contain a “no lien” provision whereby the third-party manager forever and unconditionally waives and releases any and all mechanics’ lien rights and claims that it or anyone claiming through or under it may have at any time pursuant to any statute or law (including, without limitation, Wyo. Stat. §§ 29-2-10l, et seq.). Such third-party management agreement or a short form thereof including such waiver shall, at the Mortgagee’s request, be recorded with the office of the recorder of deeds for the county or other area in which the Mortgaged Property is located. In addition, the Mortgagor shall cause the third-party manager to enter into a subordination agreement with the Mortgagee, in recordable form, whereby the third-party manager subordinates its present and future lien rights and those of any party claiming by, through or under it, to the lien of this Mortgage. The Mortgagor’s failure to cause any of the foregoing to occur shall constitute a default under this Mortgage.

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IN WITNESS WHEREOF, the Mortgagor has caused this Mortgage to be duly executed as of the year and day first above written.

LOST CREEK ISR, LLC
a Wyoming limited liability company
by its Member/Manager Ur-Energy USA Inc., a Colorado corporation

By:	/s/ Wayne W. Heili
Wayne W. Heili, CEO

STATE OF WYOMING	)
) ss.
COUNTY OF NATRONA	)

This instrument was acknowledged before me on the ____ day of October, 2013, by Wayne W. Heili, on behalf of the Member of Lost Creek ISR, LLC, known to me to be Chief Executive Officer of Ur-Energy USA Inc., Member/Manager of the limited liability company that executed and acknowledged the Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement to be the free and voluntary act and deed of the limited liability company, by authority of statute and written consents on its behalf, for the uses and purposes therein mentioned, and on oath stated that he is authorized to execute this Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement and in fact executed this Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement on behalf of the limited liability company.

(SEAL)

Notary Public

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